1933 Act Registration No.
1940 Act Registration No. 811-21111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-4
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933
Pre-Effective Amendment No.
and/or
REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940
Amendment No. 22
Thrivent Variable Annuity Account 1
(Exact Name of Registrant)
THRIVENT FINANCIAL FOR LUTHERANS
(Name of Depositor)
625 FOURTH AVENUE SOUTH,
MINNEAPOLIS, MINNESOTA 55415
(Address of Principal Executive Offices)
Depositor’s Telephone Number, including Area Code: 920-628-2347
Cynthia K. Mueller
Thrivent Financial for Lutherans
4321 NORTH BALLARD ROAD
APPLETON, WI 54919
(Name and Address of Agent for Service)
Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the registration statement.
TITLE OF SECURITIES BEING REGISTERED: Interest in a separate account under flexible premium deferred variable annuity contracts
The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THRIVENT ADVISORFLEX VARIABLE ANNUITYTM
Prospectus
For
Flexible Premium Deferred Variable Annuity Contract
Issued By Thrivent Financial for Lutherans
Service Center:	Corporate Office:
4321 North Ballard Road Appleton, WI 54919-0001 Telephone: (800) 847-4836 E-mail: mail@thrivent.com	625 Fourth Avenue South Minneapolis, MN 55415-1665 Telephone: (800) 847-4836 E-mail: mail@thrivent.com
This Prospectus describes an individual flexible premium deferred variable annuity contract (the “Contract”) (form # ICC16 W-WR-FPVA) offered by Thrivent Financial for Lutherans (“Thrivent Financial,” “we,” “us” or “our”), a fraternal benefit society organized under Wisconsin law.
The Contract is sold by a broker-dealer who is registered as a registered investment advisor, through their registered representatives/investment advisor representatives. The Contract is intended to be used by investors who have engaged the investment advisor and investment advisor representatives to manage their Contracts’ Accumulated Value for a fee.
We offer another variable annuity product with different product features, benefits, and charges. Ask your representative about availability and the details. This prospectus also describes certain optional features, not all of which may be available at the time you are interested in purchasing your Contract; we reserve the right to prospectively restrict availability of certain optional features. We reserve the right to reject any applications, subject to any applicable nondiscrimination laws and to our own standards and guidelines.
We allocate premiums based on your designation to one or more Subaccounts of Thrivent Variable Annuity Account I (the “Variable Account”) and/or the Fixed Account. The assets of each Subaccount will be invested solely in a corresponding Portfolio, which is an open-end management investment company (commonly known as a “mutual fund”). The Subaccounts available under this Contract invest in the following Portfolios:
American Funds Insurance Series® Global Growth Portfolio
American Funds Insurance Series® Growth-Income Portfolio
American Funds Insurance Series® International Portfolio
BlackRock Total Return V.I. Portfolio
DFA VA International Small Portfolio
DFA VA US Targeted Value Portfolio
Fidelity® VIP Emerging Markets Portfolio
Fidelity® VIP International Capital Appreciation Portfolio
Fidelity® VIP Value Portfolio
Janus Aspen Enterprise Portfolio
JHVIT Core Bond Trust Portfolio
(subadvised by Wells Capital Management, Inc.)
JHVIT International Equity Index Portfolio
(subadvised by SSgA Funds Management, Inc.)
JHVIT Strategic Income Opportunities Portfolio
MFS VIT II Blended Research Core Equity Portfolio
MFS VIT II Corporate Bond Portfolio
MFS VIT III Global Real Estate Portfolio
MFS VIT II International Value Portfolio
MFS VIT III Mid Cap Value Portfolio
MFS VIT II Technology Portfolio
MFS VIT Value Series Portfolio
PIMCO VIT Emerging Markets Bond Portfolio
PIMCO VIT Global Bond (Unhedged) )Portfolio
PIMCO VIT Long-Term U.S. Government Portfolio
PIMCO VIT Real Return Portfolio
Principal Diversified International Portfolio
Principal Government & High Quality Bond Portfolio
Principal SmallCap Portfolio
Templeton Global Bond VIP Portfolio
Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Portfolio
Thrivent Growth and Income Plus Portfolio
Thrivent High Yield Portfolio
Thrivent Income Portfolio
Thrivent Large Cap Growth Portfolio
Thrivent Large Cap Index Portfolio
Thrivent Large Cap Stock Portfolio
Thrivent Large Cap Value Portfolio
Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Portfolio
Thrivent Mid Cap Index Portfolio
Thrivent Mid Cap Stock Portfolio
Thrivent Money Market Portfolio
Thrivent Multidimensional Income Portfolio
Thrivent Opportunity Income Plus Portfolio
Thrivent Partner All Cap Portfolio
(subadvised by FIAM LLC)
Thrivent Partner Emerging Markets Equity Portfolio
(subadvised by Aberdeen Asset Managers Limited)
Thrivent Partner Growth Stock Portfolio
(subadvised by T. Rowe Price Associates, Inc.)
Thrivent Partner Healthcare Portfolio
(subadvised by Sectoral Asset Management Inc.)
Thrivent Partner Worldwide Allocation Portfolio
(subadvised by Aberdeen Asset Managers Limited, Goldman Sachs Asset Management, L.P. and Principal Global Investors, LLC)
Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Index Portfolio
Thrivent Small Cap Stock Portfolio
Vanguard VIF Capital Growth Portfolio
Vanguard VIF International Portfolio
Vanguard VIF Short-Term Investment-Grade Portfolio
Vanguard VIF Small Company Growth Portfolio
Vanguard VIF Total Bond Market Index Portfolio
Vanguard VIF Total Stock Market Index Portfolio

Please see the Prospectus for each Portfolio for the investment objectives and risks.
Additional information about us, the Contract and the Variable Account is contained in a Statement of Additional Information (“SAI”) dated April 30, 2017. That SAI was filed with the Securities and Exchange Commission and is incorporated by reference in this Prospectus. You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-THRIVENT (1-800-847-4836), going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains the SAI and all other documents required to be filed with the SEC. The Table of Contents for the SAI may be found on Page 43 of this Prospectus.
An investment in the Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in the Contract involves investment risk including the possible loss of principal.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This Prospectus sets forth concisely the information about the Contract that a prospective investor ought to know before investing, and should be read and kept for future reference. We have not authorized anyone to provide you with information that is different.
The date of this Prospectus is April 30, 2017.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

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Definitions
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Accumulated Value. The sum of the accumulated values for your Contract in Subaccounts and the Fixed Account on or before the Annuity Date.
Age. The Annuitant’s Issue Age increased by one on each Contract Anniversary.
Annuitant. The person(s) named in the Contract whose life is used to determine the duration of annuity payments involving life contingencies.
Annuity Date. The date when annuity income payments will begin if an Annuitant is living on that date.
Contract. The flexible premium deferred variable annuity contract offered by Thrivent Financial and described in this Prospectus.
Contract Anniversary. The same date in each succeeding year as the Date of Issue.
Contract Owner. The person who controls all the rights under the Contract while the Annuitant is alive. The Annuitant is the Contract Owner, unless another owner is named in the Contract application or the Contract is assigned to another person.
Contract Year. The period from one Contract Anniversary to the next. The first Contract Year will be the period beginning on the Date of Issue and ending on the first Contract Anniversary.
Date of Issue. Generally the date on which the application is signed.
General Account. The General Account is the general account of Thrivent Financial, which consists of all assets of Thrivent Financial other than those allocated to a Separate Account.
Issue Age. The age of the Annuitant on his or her birthday nearest the Date of Issue.
Medallion Signature Guarantee. A stamp provided by a financial institution that verifies your signature. An eligible guarantor institution, such as a national bank, brokerage firm, commercial bank, trust company, credit union, or a savings association participating in the Medallion Signature Guarantee Program provides that service.
Notice. A request signed by you or provided in another manner acceptable to us and received in good order by us at our Service Center.
Portfolio. A mutual fund in which a Subaccount invests. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Qualified Plan. A retirement plan that receives favorable tax treatment under Section 408, 408A or similar provisions of the Internal Revenue Code.
Service Center. Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin 54919-0001, telephone, 1-800-THRIVENT (1-800-847-4836), or such other office as we may specify in a notice to the Contract Owner.
Subaccount. A subdivision of the Variable Account. Each Subaccount invests exclusively in the shares of a corresponding Portfolio.
Valuation Day. Each day the New York Stock Exchange is open for trading. The Valuation Day ends at the close of trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time.
Valuation Period. The period of time from the determination of Accumulation Values on a Valuation Day to the determination of those values on the next Valuation Day.
Variable Account. Thrivent Variable Annuity Account I, which is a Separate Account of Thrivent Financial.

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Fee and Expense Tables
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The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. For a complete discussion of Contract fees and expenses, see Charges and Deductions.
The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. You pay no sales load when you make additional investments in the Contract. No state premium taxes are deducted.
Contract Owner Transaction Expense
Sales Load Imposed on Purchase (as a percentage of premium payments)	0%
Maximum Surrender Charge (as a percentage of excess amount surrendered)	2.00% [1]
Transfer Charge (after 24 free transfers per Contract Year)	$25 [2]
The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.
The Mortality & Expense Risk Charge is a charge that is deducted daily from the average daily net assets in the Subaccounts.
The Maximum Anniversary Death Benefit (MADB) Rider Charge is a charge for the optional rider that may be elected at the time of application. This charge is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as the Date of Issue (or, if that day does not occur in that month, on the last day of that month). The MADB Rider Charge is deducted from the Fixed Account and the Subaccounts on a pro rata basis. On the day of each deduction, the MADB Rider Charge is the Maximum Anniversary Death Benefit multiplied by the MADB Rider Charge rate divided by four. The MADB Rider Charge is calculated after any changes in the Maximum Anniversary Death Benefit or the MADB Rider Charge rate that may occur on that day. We may change that MADB Rider Charge at any time. It will never exceed the Maximum MADB Rider Charge listed in the table below. If this rider terminates, the MADB Rider Charge terminates.
Periodic Fees and Expenses other than Portfolio Expenses
Mortality & Expense Risk Charge	Maximum	Current
Standard Death Benefit	0.50%	0.40%
Charges for Optional Benefit Rider
Maximum Anniversary Death Benefit Rider (MADB)	0.40%	0.20%
The next table describes the charge that may be applied if you surrender a settlement option. See Annuity Provisions in this prospectus for a complete discussion.
Charges after the Annuity Date
Commuted Value Charge (for surrender of settlement option)	0.25% [3]
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The next table describes a fee that we may charge in order to make certain external portfolios available as investment options under the Contract. The fee is assessed daily based on the net asset value of the portfolios that we specify.
Fund Facilitation Fee
Portfolios	Maximum	Current
American Funds IS® Global Growth	0.50%	0.35%
American Funds IS® Growth-Income	0.50%	0.35%
American Funds IS® International	0.50%	0.35%
BlackRock Total Return V.I.	0.50%	0.35%
DFA VA International Small	0.50%	0.35%
DFA VA US Targeted Value	0.50%	0.35%
Fidelity® VIP Emerging Markets	0.50%	0.20%
Fidelity® VIP International Capital Appreciation	0.50%	0.20%
Fidelity® VIP Value	0.50%	0.20%
Janus Aspen Enterprise	0.50%	0.20%
JHVIT Core Bond Trust	0.50%	0.10%
JHVIT International Equity Index	0.50%	0.10%
JHVIT Strategic Income Opportunities	0.50%	0.10%
MFS Blended Research Core Equity	0.50%	0.10%
MFS Corporate Bond	0.50%	0.10%
MFS International Value	0.50%	0.10%
MFS Mid Cap Value	0.50%	0.10%
MFS Technology	0.50%	0.10%
MFS Value Series	0.50%	0.10%
PIMCO VIT Emerging Markets Bond	0.50%	0.35%
PIMCO VIT Global Bond (Unhedged)	0.50%	0.35%
PIMCO VIT Long-Term U.S. Government	0.50%	0.35%
PIMCO VIT Real Return	0.50%	0.35%
Principal Diversified International	0.50%	0.35%
Principal Government & High Quality Bond	0.50%	0.35%
Principal SmallCap	0.50%	0.35%
Templeton Global Bond VIP	0.50%	0.20%
Vanguard VIF Capital Growth	0.50%	0.35%
Vanguard VIF International	0.50%	0.35%
Vanguard VIF Short-Term Investment-Grade	0.50%	0.35%
Vanguard VIF Small Company Growth	0.50%	0.35%
Vanguard VIF Total Bond Market Index	0.50%	0.10%
Vanguard VIF Total Stock Market Index	0.50%	0.10%
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The next table shows the maximum and minimum Total Annual Portfolio Operating Expenses for the year ended December 31, 2016, (expenses that are deducted from Portfolio assets, including management fees, distribution and/or service fees and/or other expenses). Expenses may be higher or lower in future years. More detail concerning the fees and expenses is contained in the prospectuses for each Portfolio.
Total Annual Portfolio Operating Expenses4
	Maximum	Minimum
(expenses that are deducted from Fund Assets, including management fees and other expenses)	TBD%	TBD%
Each Subaccount of the Variable Account purchases shares of the corresponding Fund Portfolio at net asset value. The net asset value reflects the fees and expenses that are deducted from the assets of the Portfolio. The fees and other expenses are not fixed or specified under the terms of the Contract, and they may vary from year to year. More detail concerning the fees and expenses is contained in the prospectuses for the Portfolios.
Examples
The following two examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Portfolio fees and expenses. The following two examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year, assumes a 0.50% Fund Facilitation Fee, assumes both the maximum and the minimum fees and expenses of the Portfolios.
Example 1 shows a Contract with an MADB Rider and portfolio ranges that yield the most expensive total cost. Example 2 shows the cost of a Contract without an MADB Rider and the corresponding range of portfolio expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:
Example 1: Contract with the MADB Rider5

Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$

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Example 2: Contract without the MADB Rider6

Years
	1	3	5	10
If you surrender your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$
If you annuitize your Contract at the end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$
If you do not surrender your Contract at end of the applicable time period with
Maximum Portfolio Expenses:	$	$	$	$
Minimum Portfolio Expenses:	$	$	$	$

Notes to Fee and Expense Tables:
1 In the first Contract Year, you may surrender without a surrender charge up to 10% of the Accumulated Value existing at the time the first surrender is made in the Contract Year. For subsequent contract years, the 10% free amount is based on the prior contract anniversary value. Only the amount in excess of that amount (the “Excess Amount”) will be subject to a surrender charge. A surrender charge is deducted if a full or partial surrender occurs during the first three years after each premium payment has been allocated. The surrender charge is 2% during the first Contract Year and 1% for the second and third contract years. No surrender charge is deducted for surrenders occurring more than 3 years since the last premium was applied. The surrender charge also will be deducted if the annuity payments begin during the first three Contract Years, except under certain circumstances as described in Surrender Charge. The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
2 You are allowed 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge.
3 If a payee under a settlement option elects to receive a lump sum instead of continuing payments, we will pay the commuted value of the future payments for the remaining guaranteed period. The commuted value is determined by using an interest rate that is 0.25% more than the interest rate used to determine the annuity payments.
4 Thrivent Financial has agreed to reimburse certain expenses other than the advisory fees for certain Thrivent Portfolios. After taking these contractual and voluntary arrangements into account, the actual range (maximum and minimum) of total operating expenses charged by the Portfolios was between TBD% to TBD%. The reimbursements may be discontinued at any time. The amounts are based on the arithmetic average of expenses paid in the year ended December 31, 2016, for all of the available Portfolios, adjusted to reflect anticipated changes in fees and expenses. With respect to new Portfolios, amounts are based on estimates for the current fiscal year.
5 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.40% MADB Rider charge, 0.50% Fund Facilitation Fee, and portfolio operating expenses ranging from TBD% to TBD%.
6 For this example, the following assumptions are used: 0.50% mortality and expense risk charge, 0.50% Fund Facilitation Fee, and portfolio operating expenses ranging from TBD% to TBD%.
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Summary
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Please see Definitions at the beginning of this Prospectus for definitions of several technical terms, which can help you understand details about your Contract. The Summary is an introduction to various topics related to the Contract. For more detailed information on each subject, refer to the appropriate section of this Prospectus.
The Contract
The Contract along with any riders, endorsements, amendments, application, and our Articles of Incorporation and Bylaws constitutes your entire agreement. See The Contract.
This prospectus contains all material provisions of the Contract. Any variations are pursuant to state law. Provisions that vary by state law are specifically disclosed under applicable sections of The Contract.
We issue individual flexible premium deferred variable annuity contracts. In order to purchase a Contract, you must submit an application to us through one of our financial representatives who is also a registered representative/investment advisor of Thrivent Investment Management Inc. We only offer the Contract to a member or to a person eligible for membership who is also applying for membership. The Contract may be sold to or in connection with retirement plans that may or may not qualify for special Federal tax treatment under the Internal Revenue Code. Annuity payments under the Contract are deferred until the Annuity Date.
The minimum acceptable initial premium is $100,000. We may, at our discretion, waive this initial premium requirement. You may pay additional premiums under the Contract, but we may choose not to accept any additional premium less than $50. We also reserve the right to limit all premiums paid on the Contract to a total of $1 million.
Allocation of Premiums. You may allocate premiums under the Contract to one or more of the Subaccounts of the Variable Account, or the Fixed Account. Certain investment options may be unavailable in some states.
The Accumulated Value of the Contract in the Subaccounts will vary primarily based on the investment experience of the Portfolios whose shares are held in the Subaccounts designated. The interest rate that applies to the Fixed Account depends upon the rate in effect on the date of the allocation and subsequent rates guaranteed to never fall below the contract minimum.
Optional Investment Programs. We offer optional Dollar Cost Averaging and Asset Rebalancing Programs. See The Contract—Dollar Cost Averaging and The Contract
—	Asset Rebalancing.
Free Look Period. You have the right to return the Contract within 10 days after you receive it. Some states require a longer free look period.
Surrenders. If you request surrender on or before the Annuity Date, we will pay to you all or part of the Accumulated Value of a Contract after deducting any applicable surrender charge or tax withholdings. Partial surrenders must be for at least $200 and must not reduce the remaining Accumulated Value in the Contract to less than $10,000. Under certain circumstances the Contract Owner may make surrenders after the Annuity Date.
Transfers. On or before the Annuity Date, you may request the transfer of all or a part of your Contract’s Accumulated Value to or from the Subaccounts or the Fixed Account. You may request 24 free transfers per Contract Year. Subsequent transfers (other than the Dollar Cost Averaging and Asset Rebalancing Programs) will incur a $25 transfer charge. We reserve the right to limit the number of transfers you make in any Contract Year. See The Contract—Transfers of Accumulated Value for more details, including the restrictions on transfers.
Death Benefits. The Contract offers a Standard Death Benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. For an additional charge, you may purchase an optional death benefit rider which may increase the death benefit if the Annuitant dies before the Annuity Date. The optional death benefit is called the Maximum Anniversary Death Benefit (MADB) Rider.

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Summary
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See The Contract—Maximum Anniversary Death Benefit Rider.
Annuity Provisions
You may select an annuity settlement option or options. See Annuity Provisions for more details.
Federal Tax Status
For a description of the federal income tax status of annuities, see Federal Tax Status—Taxation of Annuities in General. Generally, a distribution from a Contract before the taxpayer attains age 59 1⁄2 will result in a penalty tax of 10% of the amount of the distribution which is included in gross income. Death proceeds paid to beneficiaries are also subject to income tax.

Thrivent Financial and the Variable Account
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Thrivent Financial
Thrivent Financial is a not-for-profit financial services membership organization of Christians helping our members achieve financial security and give back to their communities. We were organized in 1902 as a fraternal benefit society under Wisconsin law, and comply with Internal Revenue Code Section 501(c)(8). We are licensed to sell insurance in all states and the District of Columbia.
For more information, visit Thrivent.com.
The Variable Account
The Variable Account is a separate account of ours, which became available on October 31, 2002. The Variable Account meets the definition of a “separate account” under the federal securities laws. We have caused the Variable Account to be registered with the Securities and Exchange Commission (the “SEC”) as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”). This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.
We are not a trustee with respect to such assets. However, the Wisconsin laws under which the Variable Account is operated provide that the Variable Account shall not be chargeable with liabilities arising out of any other business we may conduct. The Variable Account will be fully funded at all times for the purposes of federal securities laws. We may transfer to our General Account assets of the Variable Account which exceed the reserves and other liabilities of the Variable Account.
Income and realized and unrealized gains and losses from each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. We may accumulate in the Variable Account the charge for expense and mortality risk, the Fund Facilitation Fee, mortality gains and losses and investment results applicable to those assets that are in excess of net assets supporting the Contracts.

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Investment Options
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Variable Investment Options and the Subaccounts
You may allocate the premiums paid under the Contract and transfer from the Contract’s Accumulated Value to the Subaccounts of the Variable Account. We invest the assets of each Subaccount in a corresponding Portfolio. The Subaccounts and the corresponding Portfolios are listed below. Certain Subaccounts may include a Fund Facilitation Fee. For more information about the Fund Facilitation Fee, see Charges and Deductions - Fund Facilitation Fee.
Subaccount	Corresponding Portfolio
American Funds IS® Global Growth Subaccount	American Funds IS® Global Growth Portfolio
American Funds IS® Growth-Income Subaccount	American Funds IS® Growth-Income Portfolio
American Funds IS® International Subaccount	American Funds IS® International Portfolio
Blackrock Total Return V.I. Subaccount	Blackrock Total Return V.I. Portfolio
DFA VA International Small Subaccount	DFA VA International Small Portfolio
DFA VA US Targeted Value Subaccount	DFA VA US Targeted Value Portfolio
Fidelity® VIP Emerging Markets Subaccount	Fidelity ® VIP Emerging Markets Portfolio
Fidelity® VIP International Capital Appreciation Subaccount	Fidelity ® VIP International Capital Appreciation Portfolio
Fidelity® VIP Value Subaccount	Fidelity ® VIP Value Portfolio
Janus Aspen Enterprise Subaccount	Janus Aspen Enterprise Portfolio
JHVIT Core Bond Trust Subaccount (subadvised by Wells Capital Management, Inc.)	JHVIT Core Bond Portfolio
JHVIT International Equity Index Subaccount (subadvised by SSgA Funds Management, Inc)	JHVIT International Equity Index Portfolio
JHVIT Strategic Income Opportunities Subaccount	JHVIT Strategic Income Opportunities Portfolio
MFS VIT II Blended Research Core Equity Subaccount	MFS VIT II Blended Research Core Equity Portfolio
MFS VIT II Corporate Bond Subaccount	MFS VIT II Corporate Bond Portfolio
MFS VIT III Global Real Estate Subaccount	MFS VIT III Global Real Estate Portfolio
MFS VIT II International Value Subaccount	MFS VIT II International Value Portfolio
MFS VIT III Mid Cap Value Subaccount	MFS VIT III Mid Cap Value Portfolio
MFS VIT II Technology Subaccount	MFS VIT II Technology Portfolio
MFS VIT Value Series Subaccount	MFS VIT Value Series Portfolio
Pimco Emerging Markets Bond Subaccount	Pimco Emerging Markets Bond Portfolio
Pimco Global Bond (Unhedged) Subaccount	Pimco Global Bond (Unhedged) Portfolio
Pimco Long-Term U.S. Government Subaccount	Pimco Long-Term U.S. Government Portfolio
Pimco Real Return Subaccount	Pimco Real Return Portfolio
Principal Diversified International Subaccount	Principal Diversified International Portfolio
Principal Government and High Quality Bond Subaccount	Principal Government and High Quality Bond Portfolio
Principal Small Cap Subaccount	Principal Small Cap Portfolio
Templeton Global Bond VIP Subaccount	Templeton Global Bond VIP Portfolio
Thrivent Growth and Income Plus Subaccount	Thrivent Growth and Income Plus Portfolio
Thrivent Balanced Income Plus Subaccount	Thrivent Balanced Income Plus Portfolio
Thrivent Diversified Income Plus Subaccount	Thrivent Diversified Income Plus Portfolio
Thrivent Opportunity Income Plus Subaccount	Thrivent Opportunity Income Plus Portfolio
Thrivent Partner Healthcare Subaccount (subadvised by Sectoral Asset Management, Inc.)	Thrivent Partner Healthcare Portfolio
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Investment Options
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Subaccount	Corresponding Portfolio
Thrivent Partner Emerging Markets Equity Subaccount (subadvised by Aberdeen Asset Managers, Limited)	Thrivent Partner Emerging Markets Equity Portfolio
Thrivent Real Estate Securities Subaccount	Thrivent Real Estate Securities Portfolio
Thrivent Small Cap Stock Subaccount	Thrivent Small Cap Stock Portfolio
Thrivent Small Cap Index Subaccount	Thrivent Small Cap Index Portfolio
Thrivent Mid Cap Stock Subaccount	Thrivent Mid Cap Stock Portfolio
Thrivent Partner Worldwide Allocation Subaccount (subadvised by Aberdeen Asset Managers Limited, Goldman Sachs Asset Management, L.P., Principal Global Investors, LLC.)	Thrivent Partner Worldwide Allocation Portfolio
Thrivent Partner All Cap Subaccount (subadvised by FIAM, LLC.)	Thrivent Partner All Cap Portfolio
Thrivent Large Cap Growth Subaccount	Thrivent Large Cap Growth Portfolio
Thrivent Partner Growth Stock Subaccount (subadvised byT.Rowe Price Associates, Inc.)	Thrivent Partner Growth Stock Portfolio
Thrivent Large Cap Value Subaccount	Thrivent Large Cap Value Portfolio
Thrivent Large Cap Stock Subaccount	Thrivent Large Cap Stock Portfolio
Thrivent High Yield Subaccount	Thrivent High Yield Portfolio
Thrivent Income Subaccount	Thrivent Income Portfolio
Thrivent Limited Maturity Bond Subaccount	Thrivent Limited Maturity Bond Portfolio
Thrivent Low Volatility Equity Subaccount	Thrivent Low Volatility Equity Portfolio
Thrivent Multidimensional Income Subaccount	Thrivent Multidimensional Income Portfolio
Thrivent Money Market Subaccount	Thrivent Money Market Portfolio
Vanguard VIF Capital Growth Subaccount	Vanguard VIF Capital Growth Portfolio
Vanguard VIF International Subaccount	Vanguard VIF International Portfolio
Vanguard VIF Short-Term Investment Grade Subaccount	Vanguard VIF Short-Term Investment Grade Portfolio
Vanguard VIF Small Company Growth Subaccount	Vanguard VIF Small Company Growth Portfolio
Vanguard VIF Total Bond Market Index Subaccount	Vanguard VIF Total Bond Market Index Portfolio
Vanguard VIF Total Stock Market Index Subaccount	Vanguard VIF Total Stock Market Index Portfolio

The following table summarizes each Portfolio’s investment objective:
Portfolio	Investment Objective
American Funds IS® Global Growth Portfolio	To seek long-term growth of capital and income.
American Funds IS® Growth-Income Portfolio	To seek long-term growth of capital and income.
American Funds IS® International Portfolio	To seek long-term growth of capital and income.
Blackrock Total Return V.I. Portfolio	To seek long-term growth of capital and income.
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Investment Options
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Portfolio	Investment Objective
DFA VA International Small Portfolio	To seek long-term capital appreciation.
DFA VA US Targeted Value Portfolio	To seek long-term capital appreciation.
Fidelity® VIP Emerging Markets Portfolio	To seek capital appreciation.
Fidelity® VIP International Capital Appreciation Portfolio	To seek capital appreciation.
Fidelity® VIP Value Portfolio	To seek capital appreciation.
Janus Aspen Enterprise Portfolio	To seek long-term growth of capital.
JHVIT Core Bond Trust Portfolio (subadvised by Wells Capital Management, Inc.)	To seek total return consisting of income and capital appreciation.
JHVIT International Equity Index Portfolio (subadvised by SSgA Funds Management, Inc)	To seek to track the performance of a broad-based equity index of foreign companies primarily in developed countries and, to a lesser extent, in emerging markets.
JHVIT Strategic Income Opportunities Portfolio	To seek a high level of current income.
MFS VIT II Blended Research Core Equity Portfolio	To seek capital appreciation.
MFS VIT II Corporate Bond Portfolio	To seek total return with an emphasis on current income, but also considering capital appreciation.
MFS VIT III Global Real Estate Portfolio	To seek total return.
MFS VIT II International Value Portfolio	To seek capital appreciation.
MFS VIT III Mid Cap Value Portfolio	To seek capital appreciation.
MFS VIT II Technology Portfolio	To seek capital appreciation.
MFS VIT Value Series Portfolio	To seek capital appreciation.
Pimco Emerging Markets Bond Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.
Pimco Global Bond (Unhedged) Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.
Pimco Long-Term U.S. Government Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.
Pimco Real Return Portfolio	To seek maximum total return, consistent with preservation of capital and prudent investment management.
Principal Diversified International Portfolio	To seek long-term growth of capital.
Principal Government and High Quality Bond Portfolio	To seek to provide a high level of current income consistent with safety and liquidity.
Principal Small Cap Portfolio	To seek long-term growth of capital.
Templeton Global Bond VIP Portfolio	To seek high current income consistent with preservation of capital; capital appreciation is a secondary objective
Thrivent Growth and Income Plus Portfolio	To seek long-term capital growth and income.
Thrivent Balanced Income Plus Portfolio	To seek long-term total return through a balance between income and the potential for long-term capital growth.
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Investment Options
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Portfolio	Investment Objective
Thrivent Diversified Income Plus Portfolio	To seek to maximize income while maintaining prospects for capital appreciation.
Thrivent Opportunity Income Plus Portfolio	To seek a combination of current income and long-term capital appreciation.
Thrivent Partner Healthcare Portfolio (subadvised by Sectoral Asset Management, Inc.)	To seek long-term capital growth.
Thrivent Partner Emerging Markets Equity Portfolio (subadvised by Aberdeen Asset Managers, Limited)	To seek long-term capital growth.
Thrivent Real Estate Securities Portfolio	To seek to provide long-term capital appreciation and high current income.
Thrivent Small Cap Stock Portfolio	To seek long-term capital growth.
Thrivent Small Cap Index Portfolio	To seek capital growth that tracks the performance of the S&P SmallCap 600 Index*.
Thrivent Mid Cap Stock Portfolio	To seek long-term capital growth.
Thrivent Mid Cap Index Portfolio	To seek total returns that track the performance of the S&P MidCap 400 Index*.
Thrivent Partner Worldwide Allocation Portfolio (subadvised by Aberdeen Asset Managers Limited, Goldman Sachs Asset Management, L.P., Principal Global Investors, LLC.)	To seek long-term capital growth.
Thrivent Partner All Cap Portfolio (subadvised by FIAM, LLC.)	To seek long-term growth of capital.
Thrivent Large Cap Growth Portfolio	To achieve long-term growth of capital.
Thrivent Partner Growth Stock Portfolio (subadvised by T.Rowe Price Associates, Inc.)	To achieve long-term growth of capital and, secondarily, increase dividend income.
Thrivent Large Cap Value Portfolio	To achieve long-term growth of capital.
Thrivent Large Cap Stock Portfolio	To seek long-term capital growth.
Thrivent Large Cap Index Portfolio	To seek total returns that track the performance of the S&P 500 Index*.
Thrivent High Yield Portfolio	To achieve a higher level of income, while also considering growth of capital as a secondary objective.
Thrivent Income Portfolio	To achieve a high level of income over the longer term while providing reasonable safety of capital.
Thrivent Limited Maturity Bond Portfolio	To seek a high level of current income consistent with stability of principal.
Thrivent Low Volatility Equity Subaccount	To seek long-term capital appreciation with lower volatility relative to global equity markets.
Thrivent Multidimensional Income Subaccount	To seek a high level of current income and, secondarily, growth of capital.
Thrivent Money Market Portfolio	To achieve the maximum current income that is consistent with stability of capital and maintenance of liquidity.
Vanguard VIF Capital Growth Portfolio	To seek to provide long-term capital appreciation.
Vanguard VIF International Portfolio	To seek to provide long-term capital appreciation.
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Investment Options
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Portfolio	Investment Objective
Vanguard VIF Short-Term Investment Grade Portfolio	To seek to provide current income while maintaining limited price volatility.
Vanguard VIF Small Company Growth Portfolio	To seek to provide long-term capital appreciation.
Vanguard VIF Total Bond Market Index Portfolio	To seek to track the performance of a broad, market-weighted bond index.
Vanguard VIF Total Stock Market Index Portfolio	To seek to track the performance of a benchmark index that measures the investment return of the overall stock market.
* The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by Thrivent Financial for Lutherans (“Thrivent Financial”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to SPDJI and have been sublicensed for use for certain purposes by Thrivent Financial. Thrivent Financial variable insurance products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S& P, and of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Thrivent Financial variable insurance products or any member of the public regarding the advisability of purchasing variable insurance contracts generally or in the Thrivent Financial variable insurance contracts particularly or the ability of the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes to track general market performance. S&P Dow Jones Indices only relationship to Thrivent Financial with respect to the S& P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes is the licensing of the Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to Thrivent Financial or the Thrivent Financial variable insurance products. S&P Dow Jones Indices have no obligation to take the needs of Thrivent Financial or the owners of the Thrivent Financial variable insurance products into consideration in determining, composing or calculating the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Thrivent Financial variable insurance products or the timing of the issuance or sale of the Thrivent Financial variable insurance contract or in the determination or calculation of the equation by which a Thrivent Financial variable insurance product is to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Thrivent Financial variable insurance product. There is no assurance that investment products based on the S&P 500, S&P MidCap 400, and S&P SmallCap 600 Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THRIVENT FINANCIAL, OWNERS OF THE THRIVENT FINANCIAL VARIABLE INSURANCE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500, S&P MIDCAP 400, AND S&P SMALLCAP 600 INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE
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Investment Options
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FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THRIVENT FINANCIAL, OTHER THAN THE LICENSORS OR S&P DOW JONES INDICES.
Each Portfolio has its own investment objective, investment program, policies and restrictions. Although the investment objectives and policies of certain Portfolios may be similar to the investment objectives and policies of other Portfolios, we do not represent or assure you that the investment results will be comparable to any other Portfolio, even where the investment adviser or manager is the same. Differences in portfolio size, actual investments held, fund expenses, and other factors all contribute to differences in Portfolio performance. For all of these reasons, you should expect investment results to differ. In particular, certain Portfolios available only through the Contract may have names similar to portfolios not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of the similarly named Portfolio available through the Contract.
Before selecting any Subaccount, you should carefully read the prospectuses for each Portfolio. You should periodically consider your allocation among Subaccounts in light of current market conditions and your investment goals, risk tolerance and financial circumstances. The Portfolio prospectuses provide more complete information about the Portfolios in which the Subaccounts invest, including investment objectives and policies, risks, charges, and expenses.
Shares are sold to other Portfolios, to other insurance company separate accounts of ours and of our wholly owned subsidiary, Thrivent Life Insurance Company (“Thrivent Life”), and to retirement plans that we sponsor. We may, in the future, create new Portfolios. It is conceivable that in the future it may be disadvantageous for both variable annuity separate accounts and variable life insurance separate accounts and for Thrivent Life and us to invest simultaneously in the Portfolio, although we do not foresee any such disadvantages to either variable annuity or variable life insurance contract owners. The Portfolio’s management intends to monitor events in order to identify any material conflicts between such Contract Owners and to determine what action, if any, should be taken in response. Material conflicts could result from, for example:
♦	Changes in state insurance laws;
♦	Changes in Federal income tax law;
♦	Changes in the investment management of the Portfolio; or
♦	Differences in voting instructions between those given by the Contract Owners from the different separate accounts.
If we believe the responses of the Portfolio to any of those events or conflicts insufficiently protects Contract Owners, we may take appropriate action on our own. Such action could include the sale of shares by one or more of the separate accounts, which could have adverse consequences.
The Subaccounts will purchase and redeem shares from the corresponding Portfolios at net asset value. Shares will be redeemed to the extent necessary for us to collect charges under the Contracts, to make payments upon surrenders, to provide benefits under the Contracts, or to transfer assets from one Subaccount to another Subaccount, or the Fixed Account, as requested by Contract Owners. Any dividend or capital gain distribution received from a Portfolio will be reinvested immediately at net asset value in shares of that Portfolio and retained as assets of the corresponding Subaccount.
Addition, Deletion, Combination, or Substitution of Investments
At our sole discretion and to the fullest extent permitted by law, we reserve the right to make certain changes to the structure and operation of the Variable Account, including, among others, the right to:

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Investment Options
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♦	Remove, combine, or add Subaccounts and make the new Subaccounts available to you at our discretion;
♦	Substitute shares of another Portfolio, which may have differences such as (among other things) different fees and expenses, objectives, and risks, for shares of an existing Portfolio in which your Subaccount invests at our discretion;
♦	Substitute or close Subaccounts to allocations of premiums or Accumulated Value, or both, and to existing investments or the investment of future premiums, or both, at any time in our discretion;
♦	Transfer assets supporting the Contract from one Subaccount to another or from the Variable Account to another Variable Account;
♦	Combine the Variable Account with other variable accounts, and/or create new variable accounts;
♦	Deregister the Variable Account under the 1940 Act, or operate the Variable Account as a management investment company under the 1940 Act, or as any other form permitted by law; and
♦	Modify the provisions of the Contract to reflect changes to the Subaccounts and the Variable Account and to comply with applicable law.
The Portfolios, which sell their shares to the Subaccounts, also may terminate these arrangements and discontinue offering their shares to the Subaccounts. We will not make any changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes.
Income, gains and losses, whether or not realized, from the assets in each Subaccount are credited to or charged against that Subaccount without regard to any of our other income, gains or losses. The value of the assets in the Variable Account is determined at the end of each Valuation Date.
If investment in any particular Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute a different investment option for any of the current Portfolios. The substituted investment option may have different fees and expenses. We will not make any substitutions without receiving any necessary approval of the SEC and state insurance departments, if applicable. You will be notified of any substitutions. Subaccounts may be opened, closed or substituted with regard to any of the following as of any specified date: 1) existing Accumulated Value; 2) future payments; and 3) existing and/or future Owners. Each Portfolio sells its shares to the Subaccounts pursuant to a participation agreement and may terminate the agreement and discontinue offering its shares to the Subaccounts.
In addition, we reserve the right to make other structural and operational changes affecting the Variable Account.
We do not guarantee any money you place in the Subaccounts. The value of each Subaccount will increase or decrease, depending on the investment performance of the corresponding Portfolio and fees and charges under the Contract. You could lose some or all of your money.
Voting Privileges
To the extent required by law, we will vote the Portfolio’s shares held in the Subaccount at regular and special shareholder meetings of the Portfolio in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the Portfolio’s shares in our own right, we may elect to do so.
Before the Annuity Date, the Contract Owner shall have the voting interest with respect to Portfolio’s shares attributable to the Contract.
The number of votes which a Contract Owner or person entitled to receive annuity payments has the right to instruct will be calculated separately for each Subaccount. The number of votes which each Contract Owner has the right to instruct will be determined by dividing a Contract’s Accumulated Value in a

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Investment Options
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Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. The number of votes that each person entitled to receive annuity payments has the right to instruct will be determined by dividing the Contract’s reserves in a Subaccount by the net asset value per share of the corresponding Portfolio in which the Subaccount invests. Fractional shares will be counted. The number of votes of the Portfolio which the Contract Owner or person entitled to receive annuity payments has the right to instruct will be determined as of the date coincident with the date established by the Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the Portfolio.
Any Portfolio shares held in the Subccount for which we do not receive timely voting instructions, or which are not attributable to Contract Owners, will be voted by us in proportion to the instructions received from all Contract Owners. Any Portfolio shares held by us or our affiliates in General Accounts will, for voting purposes, be allocated to all separate accounts of ours and our affiliates having a voting interest in that Portfolio in proportion to each such separate account’s votes. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.
Each person having a voting interest in a Subaccount will receive proxy materials, reports and other materials relating to the appropriate Portfolio.
Fixed Account
On or before the Annuity Date, you may allocate the premiums paid under the Contract and transfers from the accumulated value in other investment options to the Fixed Account. After the Annuity Date, you may no longer transfer out of the Fixed Account. Any amounts allocated to the Fixed Account are invested with our General Account assets. Interest will be credited on premiums allocated to the Fixed Account and on amounts transferred to the Fixed Account from the date of allocation or transfer. The initial interest rate for each such allocation or transfer is guaranteed for 12 months, and subsequent interest rates will not change more frequently than every 12 months. Interest will be compounded daily and will never be less than the Fixed Account Guaranteed Interest Rate shown in your Contract. The last-in, first-out accounting method will be used for partial surrenders, transfers, and transfer charges. Please see The Contract-Transfers of Accumulated Value for more information on transferring from the Fixed Account.
Additional Information about the Fixed Account
Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933 (“1933 Act”), and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940 (“1940 Act”). Accordingly, the Fixed Account is generally not subject to the provisions of the 1933 or 1940 Acts. Disclosures regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements in prospectuses. We have been advised that the staff of the Securities and Exchange Commission has not reviewed disclosure relating to the Fixed Account. Contract Owners have no voting rights in the Variable Account with respect to Fixed Account.

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The Contract
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Purchasing a Contract
You purchase a Contract by submitting an application to us through one of our financial representatives who is also a registered representative of Thrivent Investment Management Inc. Contracts are offered to members and people eligible for membership. This prospectus contains all material provisions of the Contract and any variations are pursuant to state law. In your application you select the features of your Contract, including:
♦	The amount of your initial premium must be at least $100,000.
♦	How you want your premiums allocated among the Subaccount(s), and/or the Fixed Account. We reserve the right to limit the number of allocations to subaccounts.
♦	Whether you want an optional death benefit rider.
♦	The beneficiary or beneficiaries you want to receive the benefit payable upon the death of the Annuitant.
♦	Premium amounts of $1 million or greater will require prior approval, and we reserve the right to limit the total amount of all premiums paid on the Contract to $1 million. We reserve the right to decline future applications if the premium on an Owner’s and/or Annuitant’s Contract is $1 million or greater. We reserve the right to decline applications that do not meet issue and suitability guidelines.
Processing Your Application
We will process your application when we receive it. Your Contract’s Date of Issue is generally the date you sign the application. If we determine that the application is not in good order, we will attempt to complete it within five business days. If the application is not complete at the end of this period, we will tell you the reason for the delay and we will return the initial premium unless you specifically consent to our keeping it until the application is complete.
Allocation of Premiums
We will allocate your initial premium among the Subaccount(s) and/or the Fixed Account according to your application. Any amount of your initial premium which you allocate to a Subaccount will be credited to your Contract with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of that Valuation Period. Subsequent allocations to a Subaccount will be credited with a number of Accumulation Units of that Subaccount based on the Subaccount’s Accumulation Unit Value at the end of the Valuation Period when the allocation is made. See Subaccount Valuation.
The allocation percentages that you select must be in whole numbers and their sum must be 100%. We reserve the right to adjust allocation percentages to eliminate fractional percentages. Premiums that you pay after the initial premium are allocated at the end of the Valuation Period in which we receive them using the allocation percentages specified in your application. You may change the allocation percentages for future premiums without charge and at any time by giving us Written Notice or by telephone if you have that authorization. Unless specifically designated otherwise, any change will apply to all future premiums unless you request another change.
The values in the Subaccounts of the Variable Account will vary with the investment experience of the corresponding Portfolios. You bear the entire investment risk of the amounts allocated to Subaccounts of the Variable Account. You should periodically review your allocations of premiums in light of market conditions and your overall financial objectives.
Free Look Period
After you receive your Contract, you have a “free look” period of 10 calendar days (some states require a longer free look period, which will be indicated in your Contract) to decide if you want to keep it. If you decide to cancel the Contract within the free look period, you may do so by returning the Contract and providing Notice of cancellation to our Service Center or a financial representative. Once we receive the Contract and notice of cancellation, we will cancel the Contract and refund to you an amount equal to the Accumulated Value. The Accumulated Value may be more or less than your premium payment depending upon the investment performance. This means you bear the risk of any decline in your Accumulated Value until we

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receive your Contract and notice of cancellation. However, in certain states we must return your premium payment, if greater.
In addition to the “free look” period described, if your Contract is an IRA and you revoke it within 7 days after initially receiving the IRA disclosure, we will refund all premiums that you have paid regardless of the state in which the Contract was issued.
Accumulated Value of Your Contract
On or before the Annuity Date, your Contract’s value is expressed as its Accumulated Value. Your Contract’s Accumulated Value is the sum of the accumulated values in Subaccounts and the Fixed Account.
Your Contract’s Accumulated Value will reflect the investment experience of the chosen Subaccounts, any amount of value in the Fixed Account, any premiums that you pay, any surrenders you make, and any charges we assess in connection with the Contract. There is no guaranteed minimum Accumulated Value, and, because a Contract’s Accumulated Value on any future date depends upon a number of variables, it cannot be predetermined.
Subaccount Valuation
On any Valuation Day, the Accumulated Value of your investment in a Subaccount is equal to the number of Accumulation Units attributable to that Subaccount multiplied by the Accumulation Unit Value for that Subaccount. On any day that is not a Valuation Day, the Accumulated Value for a Subaccount will be determined on the next Valuation Day.
Accumulation Units. Transactions in and out of a Subaccount are made by crediting or reducing the number of Accumulation Units of the Subaccount in your Contract.
We credit your Contract with Accumulation Units of a Subaccount when:
♦	You allocate premiums to that Subaccount;
♦	You transfer Accumulated Value into that Subaccount from another Subaccount or the Fixed Account;
♦	Your spouse is the sole beneficiary and elects to continue the Contract after your death, and the excess of the death benefit over the Accumulated Value is allocated to the Subaccount.
We reduce the Accumulation Units in a Subaccount when:
♦	You transfer Accumulated Value out of that Subaccount into another Subaccount, or the Fixed Account;
♦	You make a surrender from that Subaccount;
♦	Transfer charges are applied against the Subaccount;
♦	Expenses for optional death benefit rider (if applicable) are applied against the Subaccounts.
Accumulation Unit Value
A Subaccount’s Accumulation Unit Value for your Contract is the unit price that is used whenever we credit or reduce Accumulation Units of the Subaccount. Accumulation Unit Values may increase or decrease at the end of each Valuation Period. We re-determine the Accumulation Unit Value for each Subaccount at the end of each Valuation Period. At the end of each Valuation Period, the Accumulation Unit Value for a Subaccount is equal to (1) multiplied by (2) where:
(1)Is the Accumulation Unit Value for that Subaccount at the end of the prior Valuation Period.
(2)The Net Investment Factor for accumulation unit values for the subaccount for that period.
Accumulation unit values are determined at the end of each Valuation Period before the transfer or allocation of any amounts to or from the subaccounts. The accumulation unit values may increase or decrease on each Valuation Day.
Net Investment Factor
The Net Investment Factor for a Subaccount measures investment performance of that Subaccount. The Net Investment Factor for a Subaccount for a Valuation Period is determined by dividing (1) by (2) and then subtracting (3) and (4) where:

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(1)Is the sum of:
(a)The net asset value per share of the corresponding Portfolio at the end of the Valuation Period; plus
(b)The per share amount of any dividend or capital gain distribution made by the Portfolio if the “ex-dividend” date occurs during the Valuation Period; plus or minus
(c)A per share charge or credit for any taxes reserved for that we determine to be a result of the investment operation of the Portfolio.
(2)Is the net asset value per share of the corresponding Portfolio of the Subaccount at the end of the prior Valuation Period.
(3)Is the charge for mortality and expense risks that we deduct for each day in the Valuation Period and is based upon the daily Accumulated Value in each subaccount. This charge may also be based upon the total Accumulated Value in the Subaccounts and is guaranteed not to exceed, on an annual basis, the Maximum Annual Mortality and Expense Risk Charge. An optional death benefit rider charge and fund facilitation fee may also apply.
(4) Is the charge for any Subaccount fee that reduces the Net Investment Factor. We deduct this charge for each day in the Valuation Period based on the daily Accumulated Value in the Subaccount.
Death Benefit Before the Annuity Date
Your Contract provides for a death benefit if the Annuitant’s death, or the death of the first Annuitant if this contract has two Annuitants, occurs before the Annuity Date and the Accumulated Value is greater than zero. After the Annuity Date, amounts payable, if any, depend upon the terms of the settlement option. The amount of the Death Proceeds is the sum of (1) and (2) where:
(1)Is the greatest of:
(a)The Accumulated Value;
(b)The Standard Death Benefit; and
(c)The Death Proceeds under the Maximum Anniversary Death Benefit Rider, if applicable;
(2) Is the sum of any MADB Charges deducted prior to the death of the Annuitant, if that death occurs before the first Contract Anniversary. Otherwise, zero.
We calculate the death benefit at the end of the Valuation Period during which we receive at our Service Center due proof of the death of an Annuitant. Any amount of the death benefit in excess of the Accumulated Value will be allocated to the Subaccounts and/or the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract. Once calculated, Death Proceeds may continue to be subject to the investment experience of the Subaccounts. When based on the investment experience of the Subaccounts, Death Proceeds may increase or decrease daily and are not guaranteed for a minimum dollar amount. Only when the beneficiary provides the claim form and all claim requirements in good order will that beneficiary’s share of the Death Proceeds be removed from the market so that claim payment can be made. In the case of multiple beneficiaries, we must receive a completed form from each beneficiary. We process each claim independently. Surrender charges do not apply to Death Proceeds.
Standard Death Benefit
A Standard Death Benefit is payable if the Annuitant dies before the Annuity Date. The Standard Death Benefit is equal to the adjusted sum of premiums as follows:
(1) As of the day a premium is received by us, the sum is increased by the amount of that premium.
(2) As of the day a partial surrender is taken, the sum is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
If this contract has been continued by a spouse on any date after the Exchange Date, the adjusted sum of premiums will be determined using only premiums paid and Partial Surrenders taken on or after the Exchange

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Date. The Accumulated Value on the Exchange Date will be deemed a premium paid on that date for the purposes of this provision.
Maximum Anniversary Death Benefit Rider
If you purchase this rider, on any day before the first Contract Anniversary, the MADB is equal to the Standard Death Benefit.
On any day during the period beginning on the first Contract Anniversary and ending on the Contract Anniversary nearest the Annuitant’s 85th birthday (or, if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is the greatest of the Anniversary Death Benefits determined as of that day for each Contract Anniversary. The anniversary death benefit for a Contract Anniversary is the Accumulated Value on that anniversary adjusted as follows for any premiums paid and any partial surrenders taken after that anniversary:
(1)As of the day a premium is received by us, the benefit is increased by the amount of that premium.
(2)As of the day that a partial surrender is taken, the benefit is decreased by the same proportion as the Accumulated Value was decreased by the amount taken.
On any day after the Contract Anniversary nearest the Annuitant’s 85th birthday (or if there are two Annuitants, the Contract Anniversary nearest the older Annuitant’s 85th birthday), the MADB is equal to the amount calculated above on the anniversary nearest the 85th birthday, adjusted for any premiums paid and any partial surrenders taken after that anniversary.
If this Contract has been continued by a spouse, then:
(1) For the sole purpose of calculating the MADB, the first Contract Anniversary on or after the Exchange Date will be deemed to be the first Contract Anniversary of this Contract; and
(2) The amount will be the greatest of the Anniversary Death Benefits calculated only for Contract Anniversaries on or after the Exchange Date.
This Maximum Anniversary Death Benefit Rider is not available if any Annuitant’s Issue Age (age nearest) is 75 or more. The benefit is only payable if the Annuitant dies before the Annuity Date. This rider will terminate on the earliest of the following:
(1) The date this contract terminates.
(2) The date we receive due proof of death of an Annuitant, except if this contract is continued by the Annuitant’s spouse and the Exchange Date is before the Contract Anniversary nearest the spouse’s 85th birthday.
(3) The date the Accumulated Value is reduced to zero.
(4) The date we receive your Notice to cancel this rider.
Death of an Owner Before the Annuity Date
If you are an owner, but not the Annuitant, you may name a successor owner who will become an owner of this Contract if you die before any Annuitant and before the Annuity Date. If you do not name a successor owner or no successor owner survives you, then your estate will become an owner if you die before any Annuitant and before the Annuity Date. If an owner who is not the Annuitant dies before any Annuitant and before the Annuity Date, the Cash Surrender Value will be paid within five years of the date of the owner’s death to the surviving owners in proportion to each owner’s percentage of ownership. We will pay the Cash Surrender Value to the surviving owners in proportion to each owner’s percentage of ownership.
In lieu of receiving the Cash Surrender Value as a lump sum, owners may receive proceeds according to settlement provisions. If your spouse is the sole surviving owner, then the spouse may elect, in lieu of receiving the Cash Surrender Value and to the extent permitted by law, to continue this Contract in force as the owner. This election by a spouse may be made only once in this Contract.
The Cash Surrender Value payable under this provision will be calculated at the end of the Valuation Period during which we receive proof of death. Once calculated, the Cash Surrender Value may continue to be subject to the investment experience of the

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Subaccounts. When based on the investment experience of the Subaccounts, the Cash Surrender Value may increase or decrease daily and is not guaranteed as to minimum dollar amount.
Spouse Election to Continue the Contract
If an Annuitant dies before annuity payments begin and that Annuitant’s spouse is the sole primary beneficiary, he or she may, to the extent permitted by law, elect to continue the Contract in force, in which case the surviving spouse will become and be treated as the Annuitant and owner effective on the date that the death proceeds are calculated (“Exchange Date”). Any amount of Death Proceeds in excess of the Accumulated Value of the Contract will be allocated to the Subaccounts and the Fixed Account according to the ratio of the Accumulated Value in each to the Accumulated Value of the Contract.
If an election to receive Death Proceeds or to continue the Contract is not made within 60 days, the surviving spouse will be deemed to have elected to continue the Contract effective on the Exchange Date. The spouse will have 60 days from the date we receive proof of your death in which to elect to receive proceeds or to continue the Contract.
If the surviving spouse elects to continue the Contract, the Standard Death Benefit and any optional death benefits will be determined according to your Contract based on the Accumulated Value on the Exchange Date. In addition, if there was Dollar Cost Averaging of the Fixed Account on the Contract, this feature will continue on the Contract of the surviving spouse.
Death of Annuitant After the Annuity Date
If the Annuitant dies while we are paying you an annuity income under a settlement option, any amounts payable will depend on the terms of the settlement option. See Annuity Provisions—Settlement Options.
Surrender
On or before the Annuity Date while the Annuitant is living, you may surrender your Contract for its Cash Surrender Value or you may request a partial surrender or systematic partial surrender by completing an approved surrender form and sending it to our Service Center. The surrender or partial surrender will not be processed until we receive your surrender request at our Service Center in good order. If we receive your surrender request before the close of regular trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time, it will receive that day’s valuation.
Any surrender which you request will be made at the end of the Valuation Period during which the requirements for surrender are completed. We will pay you the proceeds from a surrender within seven days after the surrender is made.
The Cash Surrender Value of your Contract will be equal to the Accumulated Value of your Contract decreased by any surrender charge. See Charges and Deductions—Surrender Charge.
When you request a partial surrender, you specify the amount that you want to receive as a result of the surrender. The partial surrender may be any amount which: (1) is at least $200 (except when used to pay premiums on a Thrivent Contract); (2) does not exceed the Accumulated Value; and (3) does not reduce the remaining Accumulated Value in the Contract to less than $10,000.
If the amount you request as a partial surrender would reduce the remaining Accumulated Value to less than $10,000, we may contact you to determine whether you would like a partial surrender of an amount that would result in remaining Accumulated Value of at least $10,000 or whether instead you would like to make a full surrender of your Contract.
If there is no surrender charge, or tax withholding associated with the surrender, the amount surrendered will be the amount that you request to receive. Otherwise, the amount surrendered will be the amount necessary to provide the amount requested after we apply the surrender charge, and any tax withholding.
When you request a partial surrender, we will allocate the partial surrender among the Subaccounts and the Fixed Account according to the ratio for the Contract of the Accumulated Value in each Subaccount, and the

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Fixed Account to the Accumulated Value of the Contract. Amounts surrendered from a Subaccount will be done by reducing Accumulation Units of that Subaccount.
After the Annuity Date, your Contract does not have an Accumulated Value that can be surrendered. However, surrender may be allowed under certain settlement options. See Annuity Provisions—Settlement Options.
You must have a Medallion Signature Guarantee if you want to surrender or withdraw a value of $500,000 or more. Certain surrender requests of less than $500,000 require either a Medallion Signature Guarantee, a notarized signature, or an attestation of your signature by a Thrivent registered representative. These authentication procedures are designed to protect against fraud. Such an authentication procedure may be required for:
♦	Surrender of a value of $100,000 or more;
♦	Request to withdraw or surrender if there has been a change of address on the account within the preceding 15 days; and
♦	Certain other transactions as determined by us.
A Medallion Signature Guarantee is a stamp provided by a financial institution that guarantees your signature. You sign the Thrivent Financial approved form and have the signature(s) guaranteed by an eligible guarantor institution such as a commercial bank, trust company, brokerage firm, credit union, or a savings bank participating in the Medallion Signature Guarantee Program. We may waive the Medallion Signature Guarantee in limited circumstances. A Notary Public is an individual who is authorized to authenticate signatures and can be found in law firms or many of the same places that an individual who provides Medallion Signature Guarantees can be found. Attestation by a financial representative requires the verification and witness of your signature by a Thrivent Financial representative. A partial surrender or surrender may result in adverse tax consequences, including the imposition of a 10% federal premature distribution penalty. For all surrenders, you should consider the tax implications of a surrender before you make a surrender request. See Federal Tax Status.
For more complete instructions pertaining to your individual circumstances, please contact our Service Center at (800) 847-4836.
Transfers of Accumulated Value
After the first allocation date and before the Annuity Date while an Annuitant is still living, you may request the transfer of all or a part of your Contract’s Accumulated Value among the Subaccounts and the Fixed Account. You can request a transfer by giving us Notice.
We will process your transfer request prior to the close of regular trading on the New York Stock Exchange (generally 4 p.m., Eastern time) at the close of business that same day. Requests received after the close of the New York Stock Exchange are processed the next Valuation Day. If you request a transfer to or from a Subaccount, we will credit or reduce your Accumulation Units of the chosen Subaccount. Transfers are subject to the following conditions:
♦	The total amount transferred from a Subaccount or the Fixed Account must be at least $200. However, if the total value in a Subaccount or the Fixed Account is less than $200, the entire amount may be transferred.
♦	The amount transferred from the Fixed Account in any Contract Year may not exceed the greater of $10,000 and 50% of the Accumulated Value in the Fixed Account, excluding any Accumulated Value in the DCA Fixed Account, at the time the first transfer is made in that Contract Year.
♦	You may make 24 free transfers in any Contract Year. For each transfer in excess of 24 (excluding automatic transfers made through dollar cost averaging or asset rebalancing), we will charge you $25. We consider all amounts transferred in the same Valuation Period to be one transfer for purposes of this charge. It is not dependent upon the number of originating or destination Subaccounts. We reserve the right to limit the number of transfers you make in any Contract Year.
Transfers may also be subject to any conditions that the Portfolio whose shares are involved may impose.

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Frequent Trading Policies
Because short-term or frequent transfers, purchases and redemptions of Contract value among Subaccounts pose risks to Contract Owners, we place limits on frequent trading practices. Such risks include potentially impaired investment performance due to disruption of portfolio management strategies, increased transactions costs, and dilution of fund shares (and therefore unit values) thereby negatively impacting the performance of the corresponding Subaccount.
We have policies and procedures to discourage frequent transfers of value among Subaccounts. We use reasonable efforts to apply the policies and procedures uniformly. Several different tactics are used to detect and prevent excessive trading within the Subaccounts.
As described in this section, we impose a fee if the transfers made within a given time period exceed a maximum contractual number. See Fee Tables.
We also use a combination of monitoring Contract Owner activity and further restricting certain Contract Owner transfers based on a history of frequent transfers among Subaccounts. When monitoring Contract Owner activity, we may consider several factors to evaluate transfer activity including, but not limited to, the amount and frequency of transfers, the amount of time between transfers and trading patterns. In making this evaluation, we may consider trading in multiple contracts under common ownership or control.
Exceptions may apply to Dollar Cost Averaging, automatic investment plans, systematic withdrawal plans or non-abusive re-balancing. We reserve the right, in our sole discretion, to identify other trading practices as abusive.
If we determine that you are engaging in excessive trading activity, we will request that you cease such activity immediately. If we determine that you are continuing to engage in excessive trading, we will restrict your Contract so that you can make transfers on only one business day each calendar month and any such transfers must be separated by at least 20 calendar days. We reserve the right to reject or restrict any transfer request, without notice for any reason.
In addition, the underlying Portfolios may have adopted restrictions designed to discourage frequent trading practices, and we reserve the right to enforce these policies and procedures.
Although we seek to deter and prevent frequent trading practices, there are no guarantees that all activity can be detected or prevented. Contract Owners engaging in such trading practices use an evolving variety of strategies to avoid detection and it may not be possible for operational and technological systems to reasonably identify all frequent trading activity. Contract Owners still may be subject to their harmful effects if Thrivent Financial is unable to detect and deter abusive trading practices.
Dollar Cost Averaging
You may choose one of two different dollar cost averaging programs that allow you to have automatic periodic transfers made to one or more Subaccounts other than the Fixed Account. Dollar cost averaging is generally suitable if you are making a substantial premium payment to your Contract and desire to control the risk of investing at the top of a market cycle. Either dollar cost averaging program allows such investments to be made in equal installments over time in an effort to reduce such risk. Dollar cost averaging does not guarantee that your Contract’s Accumulated Value will gain in value, nor will it protect against a decline in value if market prices fall. However, it can be an effective strategy to help meet your long-term goals. The dollar cost averaging programs you may participate in are described below.
Dollar Cost Averaging from the Fixed Account. At the time of Application only, you may dedicate a premium of at least $10,000 to be allocated to a one-year allocation in the Fixed Account (the “DCA Fixed Account”) for automatic monthly transfers to one or more Subaccounts. You may not transfer to the Fixed Account in the dollar cost averaging program. The amount allocated to the DCA Fixed Account may be credited with a higher interest rate that will be determined when the payment is received and will be guaranteed for the duration of the one-year period. Dollar cost averaging from the Fixed Account may not be added after your Contract is issued.

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One-twelfth of the amount you allocate to the DCA Fixed Account will be transferred to the designated Subaccounts when we allocate your initial premium, and subsequent transfers will be made on the same date each month for the next 11 months. If that date falls on a date at the end of the month, such as the 29th, 30th, or the 31st and the subsequent month does not have a comparable date, we will process the transfer on the last business day of the month. If the date falls on a weekend the transfer will be processed on the following business day. The amount of the transfer each month will be equal to the accumulated value in the DCA Fixed Account divided by the number of automatic transfers remaining. If you terminate the automatic transfers before the twelfth transfer is made, the accumulated value in the DCA Fixed Account will be transferred to the Thrivent Money Market Subaccount unless you request that it be transferred to a different Subaccount.
Money Market Dollar Cost Averaging.
You may establish a dollar cost averaging program to make periodic transfers of at least the minimum amount required from the Thrivent Money Market Subaccount to one or more of the Subaccounts, not the Fixed Account. If the remaining amount to be transferred drops below the amount you established, the entire remaining balance will be transferred on the next transfer date and the dollar cost averaging program will terminate. Transfers will be made automatically on the date you choose (except the 29th, 30th, or 31st of a month). Transfers will continue until the entire amount in the Money Market Subaccount has been depleted or until you notify us to discontinue the program. In order to begin, terminate or resume the program, we must receive Notice.
Asset Rebalancing
On or before the Annuity Date, you may participate in an optional asset rebalancing program that allows you to elect a specific asset allocation to maintain over time. You may not include the Fixed Account in the asset rebalancing program. If you make additional premium payments or transfers into a Subaccount that was not previously included in the asset rebalancing program, those amounts will not be subject to rebalancing unless you revise your asset rebalancing program. You may select any date to begin the asset rebalancing program
(except the 29th, 30th, or 31st of a month) and whether to have your Subaccounts reallocated quarterly, semiannually or annually. The sum of the rebalancing percentages must be 100% and each rebalancing allocation percentage must be a whole number not greater than 100%. The rebalancing will be done after all other transfers and allocations to or from the Subaccounts for the Valuation Day. To participate in the asset rebalancing program, complete the Asset Rebalancing Form at the time of your application or call 1-800-THRIVENT (1-800-847-4836) to request an Asset Rebalancing Form. To terminate the asset rebalancing program, you must provide Written Notice to us. The program will not terminate automatically by transferring your allocations to another Subaccount or combination of Subaccounts.
Telephone and Online Transactions
You may perform certain transactions online or over the telephone.
We have adopted reasonable security procedures to ensure the authenticity of instructions, including requiring identifying information, recording telephone conversations and providing written confirmations of transactions. Nevertheless, we honor telephone instructions from any person who provides the correct identifying information. Be aware that there is a risk of possible loss to the Owner if an unauthorized person uses this service in the Owner’s name. Thrivent Financial disclaims any liability for losses resulting from such transactions by not having been properly authorized. However, if Thrivent Financial does not take reasonable steps to help ensure that such authorizations are valid, Thrivent Financial may be liable for such losses. Certain circumstances may prevent you from conducting transactions including but not limited to the event of a disaster, equipment malfunction, or overload of telephone system circuits. Should circumstances prevent you from conducting a telephone or online transaction, we recommend you provide us with a written request. If due to malfunction or other circumstances, the recording of the Contract Owner’s telephone request is incomplete or not fully comprehensible, we will not process the transaction. We reserve the right to suspend or limit telephone transactions.

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Owners can go online at www.thrivent.com to conduct online transactions or call the Service Center at (800) 847-4836 for telephone transactions.
Timely Processing
We will process all requests in a timely fashion. Requests received in good order prior to 4:00 p.m. Eastern Time (or sooner if the NYSE closes prior to 4:00 p.m. Eastern Time) on a Valuation Day will use the Accumulation Unit Value as of the close of regular trading on the NYSE on that Valuation Day. We will process requests received after that time using the Accumulation Unit Value as of the close of regular trading on the NYSE of the following Valuation Day. An online transaction payment will be applied on the effective date you select. This date can be the same day you perform the transaction as long as the request is received prior to 4:00 p.m. Eastern Time. The effective date cannot be a date prior to the date of the online transaction.
Once we issue your Contract, we will process payment of any amount due from any Subaccount within seven calendar days after we receive Notice. Payment may be postponed if the NYSE is closed. Postponement may also result for such other periods as the SEC may permit. Payment from the Fixed Account may be deferred up to six months.
Assignments
Assignment is the transfer of Contract ownership from one party to another. If the Contract was issued in a Qualified Plan, then before the Annuity Date:
♦	You may transfer ownership to a trust, custodian, or employer, unless the plan is governed by Sections 408 or 408A of the Internal Revenue Code.
♦	If the Contract Owner is a trust, custodian or employer, then the Contract Owner may transfer ownership to the Annuitant.
♦	Except as described above, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for performance of an obligation or for any other purpose to any person other than us.
If the Contract is not used in a Qualified Plan, then, before the Annuity Date, ownership may be transferred subject to our approval, except that joint Annuitants who are also joint owners may not transfer ownership to a natural person, and the Contract may be assigned as collateral.
We must receive and approve any assignment request before it is effective. We are not responsible for the validity or effect of any assignment.
You should consider the tax implications of an assignment. See Federal Tax Status.
Contract Owner, Beneficiaries and Annuitants
The Annuitant is the owner of the Contract unless another owner is named in the application or ownership is transferred or assigned to another person. While an Annuitant is living and before the Annuity Date, the owner may exercise all of the owner’s rights under the Contract. If there are multiple owners, all must act in concert to exercise ownership rights.
The Contract Owner may (subject to the eligibility requirements in the bylaws of Thrivent Financial) name a beneficiary to receive the death benefit or the annuity proceeds payable under the Contract. If the beneficiary is not living on the date payment is due or if no beneficiary has been named, the death benefit will be paid to the Contract Owner, if living, or otherwise to the Contract Owner’s estate.
No Beneficiary change shall take effect unless received by Thrivent Financial at its principal office or corporate headquarters. When it is received, any change shall take effect as of the date the request for beneficiary change was signed, as long as the request for change was mailed or actually delivered to Thrivent Financial while the insured was alive. Such beneficiary change shall be null and void where Thrivent Financial has made a good faith payment of the proceeds or has taken other action before receiving the change.

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Charges and Deductions
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Surrender Charge
We do not deduct a sales charge when we receive a Premium Payment. However, we may assess a surrender charge for partial surrenders or surrenders that exceed the free surrender percentage.  We use this charge to cover certain expenses relating to the sale of the Contract. For the purpose of determining the surrender charge:
(1) An accumulated premium is calculated for each premium paid on this Contract. Each premium is accumulated with its net gains and losses and reduced by its portion of surrenders so that the sum of all accumulated premiums equals the Accumulated Value;
(2) Surrenders reduce accumulated premiums in the order that the premiums were allocated to this Contract (first-in, first-out order); and
(3) The duration of each accumulated premium is the number of full years since that premium was allocated to this Contract.
The surrender charge schedule will be applied to the amount surrendered based on the duration of the accumulated premium(s) reduced by the surrender.
Surrender Charges
Premium Duration	Percentage Applied
1 year	2%
2 year	1%
3 year	1%
4 year	0%

If more than 3 years has elapsed since the last premium payment, there is no charge for making surrenders. In addition, during the 3 years since the last premium payment we will limit or waive surrender charges as follows:
♦	Surrenders Paid Under Certain Settlement Options. For surrenders that you make after Contract Year three, there is no surrender charge applied to amounts you elect to have paid under:
(1)A settlement option for a fixed amount or a fixed period (described under Annuity Provisions
—	Settlement Options) if the accumulation period and the payment period equal or exceed the longest remaining surrender charge period and the proceeds are not subsequently withdrawn.
(2)Options which involve a life income, described under Annuity Provisions—Settlement Options.
For Florida contracts this provision applies after Contract Year one.
♦	Ten Percent Free Each Contract Year. In the first Contract Year, the amount is 10% of the Accumulated Value existing at the time the first surrender is made in that Contract Year. In subsequent years, the amount is 10% of the Accumulated Value existing at the start of that Contract Year. This “Ten Percent Free” is not cumulative.
♦	Confinement of the Annuitant or the Annuitant’s Spouse in a Hospital, Nursing Home, or Hospice. There is no surrender charge during or within 90 days after the end of the confinement of the Annuitant or the Annuitant’s spouse in a licensed hospital, nursing home, or hospice, provided that the confinement begins after the Contract has been issued and continues for at least 30 consecutive days. We will require proof of confinement satisfactory to us.
♦	Terminal Illness of the Annuitant or the Annuitant’s Spouse. There is no surrender charge if the Annuitant or the Annuitant’s spouse has a life expectancy of 12 months or less. We will require certification by a physician acting within the scope of his or her license and may require independent medical verification.
The limitations or waivers of surrender charges described above may not be available in all states. Certain surrenders are subject to a 10% Federal tax penalty on the amount of income withdrawn. See Federal Tax Status.
If surrender charges are not sufficient to cover our sales expenses, we will bear the loss; conversely, if the amount of such charges proves more than enough, we will retain the excess. See Sufficiency of Charges below.

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Charges and Deductions
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Mortality and Expense Risk Charge
We assume certain financial risks associated with the Contracts. Those risks are of two basic types:
♦	Mortality Risk. This includes our risk that (1) death benefits paid before the Annuity Date will be greater than the Accumulated Value available to pay those benefits, and (2) annuity payments involving life incomes will continue longer than we expected due to lower than expected death rates of the persons receiving them.
♦	Expense Risk. This is the risk that the expenses we incur with respect to the Contracts will exceed Contract charges.
As compensation for assuming these risks, we deduct a daily risk charge from the average daily net assets in the Variable Account. We guarantee that the mortality and expense risk charges for your Contract will never exceed the annual rates shown in the Fee and Expense Tables.
If the risk charge is insufficient to cover the actual cost of the risks assumed by us, we will bear the loss. We will not reduce annuity payments to compensate for the insufficiency. If the risk charge proves more than sufficient, the excess will be profit available to us for any appropriate corporate purpose including, among other things, payment of sales expenses. See Sufficiency of Charges below.
Maximum Anniversary Death Benefit (MADB) Rider
The MADB charge is the charge for this rider. It is deducted quarterly, beginning three months after the Date of Issue, on the same day of the month as in the Date of Issue (or, if that day does not occur in that month, on the last day of the month). The MADB charge is deducted from the Fixed Account and the Subaccounts of the Variable Account on a pro rata basis. On the day of each deduction, the MADB charge is the MADB multiplied by the MADB charge rate divided by four. The MADB charge is calculated after any changes in the MADB or the MADB charge rate that may occur on that day.
We may change the MADB charge rate at any time. It will never exceed the Maximum MADB charge rate. If this rider terminates the MADB charge terminates.

Transfer Charge
You may make 24 free transfers in each Contract Year. On subsequent transfers (other than the dollar cost averaging and asset rebalancing programs), you will incur a $25 transfer charge. The transfer charge will be deducted from the amount transferred from the Subaccounts and Fixed Account according to the ratio of the amount transferred from each to the total amount transferred.
Surrender of Life Income Settlement Option with a Guaranteed Period
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
Expenses of the Portfolios
Because the Subaccounts purchase shares of the Portfolios; the accumulation unit values of the Subaccounts will reflect the corresponding portfolio operating expenses or other expenses incurred by the Portfolio. See Fee and Expense Tables and the accompanying current prospectus of the Portfolios.
Taxes
Currently, no charge will be made against the Variable Account for Federal income taxes. We may, however, make such a charge in the future if income or gains within the Variable Account will result in any Federal income tax liability to us. Charges for other taxes, if any, attributable to the Variable Account may also be made. See Federal Tax Status.

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Charges and Deductions
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Sufficiency of Charges
If the amount of all charges assessed in connection with the Contracts as described above is not enough to cover all expenses incurred in connection therewith, we will bear the loss. Any such expenses borne by us will be paid out of our General Account which may include, among other things, proceeds derived from risk charges deducted from the Variable Account. Conversely, if the amount of such charges proves more than enough, we will retain the excess.
Fund Facilitation Fee
We may charge a fund facilitation fee in order to make certain external portfolios available as investment options under the Contract. This fee is assessed daily based on the net asset value of portfolios that we specify.

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Annuity Provisions
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Annuity Date
The Annuity Date stated in your Contract is the latest date on which we will begin paying you an annuity income. At issue, the Annuity Date is set to the Contract Anniversary when the oldest annuitant is age 95 under the Contract. At the Annuity Date stated in your Contract, we may, at our discretion, allow you to extend the Annuity Date.
Your Contract provides for a death benefit if the Annuitant dies before the Annuity Date. After the Annuity Date, amounts payable, if any, depend on the terms of the settlement option.
Annuity Income
The annuity income will be calculated using the cash surrender value on the Annuity Date. No surrender charge will be deducted from the portion of the amount surrendered which is paid under Option 2 or 3, provided that the payments will be made for at least as long as the greatest number of months remaining in any Surrender Charge schedule that otherwise would have applied; and the proceeds are not subsequently withdrawn. Surrender charges would also be waived for an election of Option 4 or 5.
We will pay you the annuity proceeds under a settlement agreement according to the annuity settlement option that you select. However, we will pay the proceeds in a single sum if the Accumulated Value on the Annuity Date is less than $2,000 or if you elect to receive the proceeds in a single sum. If we pay you proceeds in a single sum, your Contract will terminate on the Annuity Date.
If you have not selected either a settlement option or a single sum payment by the Annuity Date, we will pay proceeds of $2,000 or more using an annuity with (1) life income with 10-year guarantee period if one Annuitant is living on the Annuity Date, or (2) joint and survivor life income with a 10-year guarantee period if two Annuitants are living on the Annuity Date.
Settlement Options
You may elect to have your full proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options.
Proceeds from death or surrender are payable in a lump sum unless otherwise provided. Instead of a lump sum, proceeds from death or surrenders of $2,000 or more may be paid under a settlement option by means of a settlement agreement that we will issue.
♦	Option 1 - Interest Income. The proceeds may be left on deposit. Interest earned may be paid in cash at regular intervals or left to accumulate at interest. We will pay interest at a rate not less than the guaranteed interest rate. All or part of these proceeds may be withdrawn upon request.
♦	Option 2 - Income of a Fixed Amount. We will pay Annuity Income of a fixed amount at agreed upon intervals. The fixed amount must not result in a payment period that exceeds 360 months. We reserve the right to require a fixed amount that results in a payment period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. Income will be paid until the proceeds and interest are paid in full. After the first payment is made, this option may not be changed except as described in the Contract.
♦	Option 3 - Income for a Fixed Period. We will pay Annuity Income for a fixed period not to exceed 360 months. We reserve the right to require a fixed period of at least 60 months. Interest will be credited on the unpaid balance at a rate not less than the guaranteed interest rate. After the first payment is made, this option may not be changed except as described in the contract.
♦	Option 4 - Life Income with Guaranteed Period. We will pay Annuity Income for the lifetime of the Annuitant of the settlement agreement. A guaranteed period of up to 360 months may be elected. If the Annuitant dies during the guaranteed period, payments will be continued to the end of the period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in of the contract. Income will

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Annuity Provisions
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not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of the annuitant on his or her birthday nearest the date of settlement.
♦	Option 5 - Joint and Survivor Life Income with Guaranteed Period. We will pay Annuity Income as long as at least one of the two Annuitants of the settlement option agreement is alive. A guaranteed period of up to 360 months may be elected. If one Annuitant dies during the guaranteed period, payments will continue for the lifetime of the surviving Annuitant. Before the first payment is made under this option, a reduction factor may be elected which will reduce any payments made after the guaranteed period by the elected reduction factor if only one annuitant is then living. Payments made during the guaranteed period will be larger if a reduction factor is elected. If both Annuitants die during the guaranteed period, payments will be continued to the end of that period and will be paid to the agreement’s beneficiary. After the first payment is made, this option may not be changed except as described in the contract. Income will not be less than an income based on the mortality table and guaranteed interest rate using the sex and adjusted age of each Annuitant on his or her birthday nearest the date of settlement.
In addition to these settlement options, proceeds may be paid under any other settlement option that you request and to which we agree.
If we are making payments under a life income settlement option with a guaranteed period, an owner of the settlement option may elect to receive a lump sum instead of continuing payments while in the guaranteed period, unless the settlement option election was irrevocable. The value of the remaining payments on any day is based on the interest rate used to determine the income payable plus 0.25%.
If an owner or Annuitant dies on or after the Annuity Date and before all of the annuity proceeds have been paid, we must pay any remaining annuity proceeds under the settlement option at least as rapidly as payments were being paid under that settlement option on the date of death.
Partial Annuitization
Federal tax law permits taxpayers to annuitize a portion of their annuity while leaving the remaining balance tax deferred. You may elect to have a portion of your proceeds ($2,000 or more) paid to you under an annuity settlement option or a combination of options. The settlement option(s) must be for a fixed amount or fixed period payable for at least ten years, or a single or joint life income with or without a guaranteed period. If this requirement is met, the settlement option and the tax-deferred balance will generally be treated as two separate contracts for income tax purposes only. Your after-tax premiums in your contract will be allocated pro-rata between the settlement option and the portion that remains deferred.
Frequency of Annuity Payments
Annuity payments under a settlement option will be paid at monthly intervals unless you and we agree to a different payment schedule. Payments under any settlement option must be in amounts at least as great as $50. If annuity payments would be or become less than $50, we may change the frequency of payments to intervals that will result in payments of at least $50.

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General Provisions
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Entire Contract
Your entire insurance Contract is comprised of:
♦	the Contract including any attached rider(s),if any, endorsements or amendments;
♦	the application attached to the Contract; and
♦	our Articles of Incorporation and Bylaws and all amendments to them. Benefits will not be reduced or eliminated by any future amendments to our Articles of Incorporation or Bylaws.
Postponement of Payments
We may delay payment of any surrender, death proceeds or annuity payment amounts that are in the Variable Account if:
(1)The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC, or
(2)An emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account’s net assets.
Transfers and allocations of Accumulated Value to and from the Subaccounts of the Variable Account may also be postponed under these circumstances.
Premium Payments
Your payment must be in U.S. dollars drawn on a U.S. Bank. Thrivent does not accept cash, starter checks (checks without pre-printed registration), traveler’s checks, credit card, courtesy checks or most third-party checks. If you pay a premium by check, we require a reasonable time for that check to clear your bank before such funds would be available to you. This period of time will not exceed 15 days.
Date of Receipt
Except as otherwise stated herein, the date of our receipt of any Written Notice, premium payment, telephonic instructions or other communication is the actual date it is received at our Service Center in proper form unless received (1) after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or (2) on a date which is not a Valuation Day. In either of these two cases, the date of receipt will be deemed to be the next Valuation Day.
Anti-Money Laundering
In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of federal law. Among other things, this program requires us, our financial representatives and customers to comply with certain procedures and standards that serve to ensure that our customers’ identities are properly verified and that premiums are not derived from improper sources. We reserve the right to verify any information received by accessing information maintained in databases internally or externally.
Applicable laws designed to prevent terrorist financing and money laundering might in certain circumstances, require us to block certain transactions until we receive authorization from the appropriate regulator.
Our anti-money laundering program is subject to change without notice to account for changes in applicable laws or regulations. We may also make changes as a result of our ongoing assessment of exposure to illegal activity.
Maintenance of Solvency
This provision applies only to values in the General Account.
If our reserves for any class of Contract become impaired, you may be required to make an extra payment. Our Board of Directors will determine the amount of any extra payment based on each member’s fair share of the deficiency. If the payment is not made, it will be charged as a debt against the Contract with an interest rate of 5% per year. You may choose an equivalent reduction in benefits instead of or in combination with the debt. Any indebtedness and interest charged against the Contract, or any agreement

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General Provisions
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for a reduction in benefits, shall have priority over the interest of any owner, beneficiary, or collateral assignee under the Contract.
Reports to Contract Owners
At least once each year we will send you a report showing the value of your Contract. The report will include the Accumulated Value and any additional information required by law. Values shown will be for a date no more than two months prior to the date we mail the report. We will mail your report to your last known address unless prior mailings have been returned undeliverable to us. We will make a reasonable effort in these situations to locate you in order to continue mailing your report and other related documents. Please notify the Service Center if your address has changed.
Gender Neutral Benefits
In 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that the application of sex-distinct actuarial tables to employees based upon their gender in calculating the amount of retirement benefits violates Title VII of the Civil Rights Act of 1963. Because of this decision, employer-sponsored retirement plans may not use sex-distinct actuarial annuity rates in determining benefits.
Generally, annuity payments described in this Prospectus are determined using sex-distinct actuarial tables based on the Annuitant’s gender. However, annuity payments will be based on a gender neutral basis for the following:
♦	Contracts used in an employer sponsored retirement plan;
♦	Contracts issued in Massachusetts (beginning January 1, 2009); and
♦	Contracts issued in Montana (beginning October 1, 1985).

How to Contact Us
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Telephone:
1-800-847-4836
Internet:
Thrivent.com
New Applications:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8061
Additional Premiums (variable products):
Thrivent Financial
P.O. Box 8061
Appleton, WI 54912-8061
Transfers, Surrenders, or Partial Surrenders:
Thrivent Financial
P.O. Box 8075
Appleton, WI 54912-8075
Express Mail:
Thrivent Financial
4321 N. Ballard Road
Appleton, WI 54919-3400
For Wire Transfer Instructions,
Please contact 1-800-847-4836

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Federal Tax Status
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General
The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax advisor should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.
This discussion does not address any federal estate or gift tax consequences, or any state or local tax consequences, associated with the Contract. In addition, we make no guarantee regarding any tax treatment—federal, state, or local—of any Contract or any transaction involving a Contract.
Tax Status of the Variable Account
The Variable Account is not separately taxed as a “regulated investment company” under the Code, but rather is treated as our separate account. Under current law, both the investment income and realized capital gains of the Variable Account are reinvested without taxation to us. However, we reserve the right in the future to make a charge against the Variable Account or the Accumulated Value of a Contract for any federal, state, or local income taxes that we incur and determine to be attributable to the Variable Account or the Contract.
Taxation of Annuities in General
The following discussion assumes that the Contract is not used in connection with a Qualified Plan.
Tax Deferral During Accumulation Period
In general, under current law, an increase in a Contract’s Accumulated Value is not taxable to the Contract Owner until received, either in the form of annuity income payments as contemplated by the Contract or in some other form of distribution. However, this rule applies only if: (1) the investments of the Variable
Account are “adequately diversified” in accordance with Treasury Department regulations; (2) the Company, rather than the Contract Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes; (3) the Contract Owner is an individual (or an individual is treated as the Contract Owner for tax purposes); and (4) the Contract’s Annuity Date is not unduly delayed.
Diversification Requirements. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be “adequately diversified.” If the Variable Account fails to comply with these rules, the Contract will not be treated as an annuity Contract for federal income tax purposes, and so the interest or earnings credited to the Contract’s Accumulated Value in any year will be includible in the contract owner’s income that year for federal tax purposes. We expect that the Variable Account, through the Fund, will comply with these rules.
Ownership Treatment. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account used to support their Contracts. In those circumstances, the account’s income and gains would be currently includible in the contract owners’ gross income. The Internal Revenue Service (the “IRS”) has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets.
The ownership rights under the Contract are similar to, but different in certain respects from, the ownership rights described in IRS rulings in which the contract owners were determined not to be the owners of the assets of a segregated asset account. For example, the contract owner has the choice of more investment options to which to allocate premium payments and the Accumulated Value than were addressed in those rulings. These differences could result in the contract owner being treated as the owner of all or a portion of the assets of the Variable Account and thus subject to current taxation on the income and gains from those

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Federal Tax Status
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assets. In addition, we do not know what standards will be set forth in any further regulations or rulings which the Treasury Department or the IRS may issue. We therefore reserve the right to modify the Contract as necessary to attempt to prevent contract owners from being considered the owners of the assets of the Variable Account. However, there is no assurance that such efforts would be successful.
Contracts Not Owned by Individuals. As a general rule, Contracts held by “nonnatural persons” such as a corporation, trust, or other similar entity are not treated as annuity Contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Contract Owner during the taxable year. However, this rule generally will not apply to a Contract held by a trust or other entity which holds the Contract as an agent for a natural person. In addition, this rule will not apply to: (1) a Contract acquired by the estate of a decedent by reason of the death of the decedent; (2) Contracts used in connection with certain Qualified Plans; (3) Contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain Contracts used in connection with structured settlement agreements; and (5) a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity income period.
The remainder of this discussion assumes that the Contract will be treated as an annuity Contract for federal income tax purposes.
Taxation of Partial and Full Surrenders
In the case of a partial surrender, the amount received is generally includible in income for federal tax purposes to the extent that the Accumulated Value of the Contract, before the partial surrender, exceeds the “investment in the Contract.” In the case of a full surrender, the amount received is includible in income to the extent that it exceeds the investment in the Contract. For these purposes, the investment in the Contract at any time equals the total of the premium payments made under the Contract up to that time less any amounts previously received from the Contract which were excludable from income. All amounts includible in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the lower rates currently applicable to long-term capital gains and corporate dividends.
Taxation of Annuity Income Payments
Normally, the portion of each annuity income payment includible in income for federal tax purposes is the excess of the payment over an exclusion amount. In the case of fixed income payments, the exclusion amount is determined by multiplying (1) the payment, by (2) the ratio of the investment in the Contract allocated to our Fixed Account, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments. For this purpose, the expected number or amount of annuity income payments is determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefit selected.
Once the total amount of the investment in the Contract is excluded using the above formulas, annuity income payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction.
Income from annuities will be subject to the Medicare Tax on Investment Income. This tax will be imposed on individuals with a modified adjusted gross income (MAGI) of more than $200,000 and joint filers with an MAGI of more than $250,000. Generally, the tax rate will be 3.8% of the lesser of the net investment income or the amount the MAGI exceeds the threshold amount.
There may be special income tax issues present in situations where the Contract Owner and the Annuitant are not the same person and are not married to one another. In such situations a tax advisor should be consulted.

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Federal Tax Status
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Tax Treatment of Death Benefit
Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of a Contract Owner or, in certain circumstances, the death of the Annuitant. If distributed in a lump sum, such death benefit proceeds are includible in income in the same manner as a full surrender, or if distributed under an annuity income option, such proceeds are includible in the same manner as annuity income payments.
After the Annuity Date, death proceeds are taxable and generally are included in the income of the recipient as follows:
♦	If payments from a life income with a guaranteed payment period are continued, they are taxed only after the remaining investment in the contract has been recovered.
♦	Other payments are taxed as annuity income payments.
♦	If distributed in a lump sum, they are taxed in the same manner as a full surrender.
Assignments, Pledges, and Gratuitous Transfers
Any assignment or pledge of (or agreement to assign or pledge) any portion of the Accumulated Value of the Contract is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the Contract is increased by the amount includible in income with respect to such an assignment or pledge. If a Contract Owner transfers a Contract without adequate consideration to a person other than the Owner’s spouse (or a former spouse incident to divorce), the Owner must include in income the difference between the Contract’s Accumulated Value and the investment in the Contract at the time of the transfer. In such a case, the transferee’s investment in the Contract is increased to reflect the amount includible in the transferor’s income.
Penalty Tax on Premature Distributions
Technically, the amount of any payment from the Contract that is includible in income is subject to a 10% penalty tax. However, this penalty tax does not apply to any payment: (1) received on or after the Contract Owner attains age 59 1⁄2; (2) attributable to the Contract
Owner’s becoming disabled (as defined in the tax law); (3) made on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (4) that is part of a series of substantially equal periodic payments, not less frequently than annually, for the life or life expectancy of the Contract Owner or the joint lives or joint life expectancies of the Contract Owner and a designated beneficiary (as defined in the tax law); or, (5) made under a Contract purchased with a single premium payment when the annuity starting date is no later than one year from the purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. For the purposes of substantially equal periodic payments, if there is a significant modification of the payment schedule before the later of the taxpayer reaching age 59 1⁄2 or the expiration of five years from the time the payment starts, the taxpayer’s income shall be increased by the amount of tax and deferred interest that otherwise would have been incurred.
Aggregation of Contracts
In certain circumstances, the IRS may determine the amount of any distribution from the Contract that is includible in income by combining some or all of the annuity contracts a person owns. For example, if a person purchases a contract and also purchases at approximately the same time another deferred annuity issued by us, the IRS may treat the two contracts as one contract. Similarly, if a person transfers part of his or her interest in one annuity contract to purchase another annuity contract, the IRS might treat the two contracts as one contract. In addition, if a person purchases two or more contracts from us (or an affiliate) during any calendar year, all such contracts will be treated as one contract for purposes of determining the amount of any full or partial surrender that is includible in income. The effects of such aggregation are not always clear; however, such aggregation could affect the amount of a surrender or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

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Federal Tax Status
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Exchanges of Annuity Contracts
We may issue the Contract in exchange for all or part of another annuity contract. Such an exchange will be income tax free if certain requirements are satisfied (a 1035 Exchange). If the exchange is tax free, the investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any additional premium payment made as part of the exchange. If part of an existing contract is exchanged for the Contract, the IRS might treat the two contracts as one annuity contract in certain circumstances. (See “Aggregation of Contracts.”) You should consult your tax advisor in connection with an exchange of all or part of an annuity contract for the Contract.
Qualified Plans
The Contracts also are designed for use with several types of Qualified Plans. When used in Qualified Plans, deferred annuities like the Contracts do not offer additional tax-deferral benefits, but annuities offer other product benefits to investors in Qualified Plans. Participants under such Qualified Plans as well as Contract Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Contracts issued in connection with them. Those who intend to use the Contract in connection with Qualified Plans should seek competent advice.
The tax rules applicable to Qualified Plans, and to a Contract when used in connection with a Qualified Plan, vary according to the type of plan and the terms and conditions of the plan itself, and they take precedence over the general annuity tax rules described above. For example, for full surrenders, partial surrenders, and annuity income payments under Contracts used in Qualified Plans, there may be no “investment in the contract,” with the result that the total amount received may be includible in income. The includible amount is taxed at ordinary income tax rates, and a 10% penalty tax also may apply. Exceptions to this penalty tax vary depending on the type of Qualified
Plan involved; in the case of an Individual Retirement Annuity (discussed below), exceptions comparable to those described above are available.
The following briefly describes certain types of Qualified Plans in connection with which we may issue a Contract.
Individual Retirement Accounts and Annuities.
Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Account or an Individual Retirement Annuity (collectively known as an “IRA”). IRAs are subject to limits on the amounts that may be contributed and deducted, on the persons who may be eligible to do so, and on the time when distributions may commence. Also, subject to certain requirements discussed below, you may “roll over” distributions from certain Qualified Plans on a tax-deferred basis into an IRA.
Roth IRAs
Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a “Roth IRA.” Roth IRAs are generally subject to the same rules as non-Roth IRAs, but differ in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, “qualified distributions” (those that satisfy certain waiting and use requirements) from a Roth IRA will be excludable from income. Subject to certain restrictions, a distribution from an eligible employer-sponsored qualified plan may be directly moved to a Roth IRA. This movement is called a “qualified rollover contribution.”
Inherited IRAs
An inherited IRA (Traditional or Roth) is an IRA owned by a (i) nonspouse beneficiary of the original IRA owner or qualified retirement plan participant; (ii) a spouse beneficiary who elects to receive distributions from the deceased spouse’s IRA or qualified retirement plan as beneficiary rather than as owner; or (iii) any subsequent beneficiary. Contributions cannot be made to an inherited IRA. In addition, other funds cannot be co-mingled with an inherited IRA unless the funds are additional inherited IRA funds from the same original decedent and the same subsequent beneficiaries (if

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Federal Tax Status
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applicable). If there is a taxable portion of distributions, it is subject to ordinary income tax. There is no 10% penalty tax. Funds cannot be kept in an inherited IRA indefinitely. Distributions must occur under the Required Minimum Distribution rules, as they apply to inherited IRAs.
Federal Income Tax Withholding
We will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the payee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, we may be required to withhold tax. The withholding rates applicable to the taxable portion of annuity income payments (other than eligible rollover distributions made in connection with Qualified Plans) are the same as the withholding rates generally applicable to payments of wages. Further, a 10% withholding rate applies to the taxable portion of non-periodic payments (including partial and full surrenders), and as discussed above, the withholding rate applicable to eligible rollover distributions is 20%. Whether or not federal income tax is withheld, the Contract Owner (or other applicable taxpayer) remains liable for payment of federal income tax on Contract distributions.

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Distribution of the Contracts
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Thrivent Investment Management Inc., 625 Fourth Avenue South, Minneapolis, Minnesota 55415, an indirect subsidiary of Thrivent Financial, is a registered broker-dealer and acts as principal underwriter and distributor of the Contracts pursuant to a distribution agreement with us. Thrivent Investment Management Inc. also acts as the distributor of a number of other variable annuity and variable life insurance contracts we offer.
The financial representative in this transaction is a duly licensed registered representative of Thrivent Investment Management Inc. and is also an appointed insurance producer of Thrivent Financial.
Our financial representatives sell almost exclusively insurance and annuity products of ours. It is more profitable for us and our affiliates if you purchase products issued by us instead of those issued by other insurance companies. As a result, we have a financial interest in the sale of the Contract, and an incentive to recommend that you purchase a contract issued by Thrivent Financial instead of a contract issued by another company. Sales of Thrivent Financial insurance products, which include variable annuity and variable life insurance contracts, help support our mission of service to congregations and communities. This gives both the organization and our members an opportunity to promote volunteerism, aid those in need, strengthen non-profit organizations and address critical Community needs.
No insurance commissions are paid to Thrivent Investment Management Inc., or its financial representatives. However, Thrivent Investment
Management Inc., or its financial representative, may charge you an investment advisory or similar fee under an agreement you have with them independent of Thrivent Financial. Thrivent Investment Management Inc. determines the investment advisory fee rate that will be charged. However, the investment advisory fee rate may be negotiable under certain circumstances. There may be tax and Contract implications, including adverse effects on Contract benefits, if you have such fees withdrawn from the Contract.
In addition, compensation varies by product type. As a result, your financial representative in this transaction may have a financial incentive to recommend that you purchase one product instead of another.
Thrivent Financial for Lutherans receives additional compensation, sometimes referred to as “revenue sharing,” for from certain mutual funds or variable investment trusts that are available investment options within this product and was recommended by Thrivent Investment Management or its financial representatives.
From time to time and in accordance with applicable laws and regulations, financial representatives are eligible for various incentives. Sales of Contracts may help the financial representative in this transaction and/or his or her supervisors qualify for such incentives.

Legal Proceedings
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There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither Thrivent Financial nor Thrivent Investment Management Inc. is involved in any litigation that is of material importance in relation to their financial condition or that relates to the Variable Account.

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Financial Statements
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The financial statements of Thrivent Financial and the Variable Account are contained in the Statement of Additional Information.
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Statement of Additional Information
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♦	Introduction
♦	Principal Underwriter
♦	Standard and Poor’s Disclaimer
♦	Independent Registered Public Accounting Firm and Financial Statements
You may obtain a copy of the SAI and all other documents required to be filed with the SEC without charge by calling us at 1-800-THRIVENT (1-800-847-4836), going online at thrivent.com, or by writing us at Thrivent Financial for Lutherans, 4321 North Ballard Road, Appleton, Wisconsin, 54919-0001.
You may obtain copies of the prospectus, SAI, annual report and all other documents required to be filed with the Securities and Exchange Commission at the Commission’s Public Reference Room in Washington, DC. Information on the operation of the public reference room may be obtained by calling (202) 551-8090. Reports and other information about Thrivent Variable Annuity Account I are available on the Commission’s website at www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the Commission, U.S. Securities & Exchange Commission, 100 F Street, N.E., Washington, DC 20549.
Thrivent Variable Annuity Account I
1933 Act Registration No.
1940 Act Registration No. 811-21111
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Please send me the Statement of Additional Information (SAI) for the:
Flexible Premium Deferred Variable Annuity Contract
THRIVENT ADVISORFLEX VARIABLE ANNUITYTM

(Name)		(Date)

(Street Address)

(City)	(State)	(Zip Code)
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Appendix A—Condensed Financial Information
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The Contracts have not been previously offered so there is no condensed financial information relating to Accumulation Unit Values under the Contracts. The value of an Accumulation Unit is determined on the basis of the per share value of an underlying Portfolio less applicable Separate Account charges and the Fund Facilitation Fee, if applicable, and are deducted daily as part of the calculation of Accumulation Units. Information about the Separate Account charges and charges for the optional rider can be found in the “Fee and Expense” tables.
The financial statements of the Separate Account and Thrivent Financial can be found in the Statement of Additional Information. The financial statements of the Separate Account include information about all the Contracts offered through the Separate Account. The financial statements of Thrivent Financial that are included should be considered only as bearing upon the company’s ability to meet its contractual obligations under the Contracts. Thrivent Financial’s financial statements do not bear on the future investment experience of the assets held in the Separate Account. For your copy of the Statement of Additional Information, please contact us at the Annuity Service Center. Our contact information is on the cover page of this prospectus.
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PART C.    OTHER INFORMATION
Item 24.     Financial Statements and Exhibits
(a)	Financial Statements
	PART A:	None
(b)	PART B:	TO BE FILED BY AMENDMENT

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
1	Resolution of the Board of Directors of Thrivent Financial for Lutherans authorizing the establishment of Thrivent Variable Annuity Account I (“Registrant”)	Initial registration statement of Thrivent Variable Annuity Account I, Registration Statement No. 333-89488, filed on May 31, 2002
2	Not Applicable
3(a)	Form of Distribution Agreement with Registered Representatives	Filed herewith
(b)	Principal Underwriting Agreement By and Between Depositor and Thrivent Investment Management Inc.	Post-Effective Amendment No. 5 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 20, 2006
4(a)	Contract	Filed herewith
(b)	Maximum Anniversary Death Benefit Rider	Filed herewith
(c)	Amendatory Agreement (Unisex Tables)	Filed herewith
(d)	Amendatory Agreement (Sex Distinct Tables)	Filed herewith
(e)	Individual Retirement Annuity Endorsement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement No. 333-89488, filed on October 1, 2002
Post-Effective Amendment No. 3 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on February 24, 2005
Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
(f)	Roth Individual Retirement Annuity Endorsement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement No. 333-89488, filed on October 1, 2002
Post-Effective Amendment No. 3 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on February 24, 2005
Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010

Exhibit (b)	Description	Filed Herewith / Incorporated by reference from
(g)	SIMPLE Individual Retirement Annuity Endorsement	Pre-Effective Amendment No. 1 to the registration statement of Thrivent Variable Annuity Account I, Registration Statement No. 333-89488, filed on October 1, 2002
Post-Effective Amendment No. 3 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on February 24, 2005
Post-Effective Amendment No. 13 to the registration statement of Registrant, Registration Statement No. 333-89488, filed on April 19, 2010
5(a)	Contract Application Form	Filed herewith
(b)	New Account Suitability Form	Filed herewith
6	Articles of Incorporation and Bylaws of Depositor	Filed herewith
7	Not Applicable
8	Participation Agreement between the Depositor and the Fund as of December 15, 2003	Post-Effective Amendment No. 1 to the registration statement of Thrivent Variable Life Account I, Registration Statement No. 333-103454, filed on April 19, 2004
9	Opinion of Counsel as to the legality of the securities being registered (including written consent)	Filed herewith
10	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP	To be filed by amendment.
11	Not Applicable
12	Not Applicable
13	Directors’ Powers of Attorney	Post-Effective Amendment No.20 to the registration statement of Registrant, Registration Statement No. 333-89488 filed on April 29, 2016

(*)	Filed herewith
Item 25.    Directors and Officers of the Depositor
The directors, executive officers and, to the extent responsible for variable annuity operations, other officers of Depositor, are listed below, unless otherwise indicated, their principal address is 625 Fourth Avenue South, Minneapolis, Minnesota 55415.
Name and Principal Business Address	Positions and Offices with Depositor
N. Cornell Boggs, III Dow Corning Corporation 412 W. Loomis Street Midland, Michigan 48686	Director
Kenneth A. Carow Kelley School of Business BS 3024F 801 W. Michigan Street Indianapolis, Indiana 46142	Director
Lynn Crump-Caine 23 Ball Mill Place Sandy Springs, GA 30350	Director

Name and Principal Business Address	Positions and Offices with Depositor
Eric J. Draut 524 S. Banbury Road Arlington Heights, Illinois 60005	Director
Kirk D. Farney Wheaton College 501 College Avenue Wheaton, IL 60187	Director
Rev. Mark A. Jeske St. Marcus Lutheran Church 2215 North Palmer Street Milwaukee, Wisconsin 55312-3299	Director
Frederick G. Kraegel Parham Partners LLC 1225 Hyde Lane Henrico, VA 23229-6064	Director
F. Mark Kuhlmann 1711 Stone Ridge Trails Drive Kirkwood, Missouri 63122	Director
Kathryn V. Marinello 107 Hispaniola Lane Bonita Springs, Florida 34134	Director
Frank H. Moeller Enovate Enterprises 8701 North Mopac Expressway, Suite 105 Austin, Texas 78759	Chair of the Board of Directors
Bonnie E. Raquet 412 Rivers Edge Williamsburg, VA 23185-8945	Director
Alice M. Richter 2774 Wilds Lane NW Prior Lake, Minnesota 55372	Director
James H. Scott 2853 Tansey Lane Chester Springs, Pennsylvania 19425	Director
Allan R. Spies 9305 E Harvard Avenue Denver, Colorado 80231	Director
Bradford L. Hewitt	Executive Officer, Director
Randall L. Boushek	Chief Financial Officer and Treasurer
Teresa J. Rasmussen	President, Thrivent Financial
Russell W. Swansen	Chief Investment Officer
James A. Thomsen	President, Thrivent Holdings
Terry W. Timm 4321 North Ballard Road Appleton, Wisconsin 54919	Chief Administrative Officer
Paul R. Johnston	General Counsel & Secretary
Christopher J. Kopka	President, Thrivent Church Services Group
James M. Odland	Vice President and Chief Compliance Officer
Mary S. Nease	Chief Human Resources Officer
Susan Oberman Smith	Chief Actuary
Item 26.    Persons Controlled by or Under Common Control with Depositor or Registrant
Registrant is a separate account of Depositor. The Depositor is a fraternal benefit society organized under the laws of the State of Wisconsin and is owned by and operated for its members. It has no stockholders and is not subject to the control of any affiliated persons.

The following list shows the relationship of each wholly owned direct and indirect subsidiary to Thrivent Financial, except as indicated below. Financial statements of Thrivent Financial will be presented on a consolidated basis.
Thrivent Financial Entities	Primary Business	State of Incorporation
Thrivent Financial	Fraternal benefit society offering financial services and products	Wisconsin
Thrivent Financial Holdings, Inc.	Holding company with no independent operations	Delaware
Thrivent Trust Company	Federally chartered limited purpose trust bank	Federal Charter
Thrivent Investment Management Inc.	Broker-dealer and investment adviser	Delaware
North Meadows Investment Ltd.	Organized for the purpose of holding and investing in real estate	Wisconsin
Thrivent Financial Investor Services Inc.	Transfer agent	Pennsylvania
Thrivent Insurance Agency Inc.	Licensed life and health agency	Minnesota
Newman Financial Services, LLC	Limited Liability Company	Minnesota
NewLife Insurance Agency, LLC[5]	Limited Liability Company	Minnesota
Thrivent Life Insurance Company	Life insurance company	Minnesota
cuLearn, LLC[6]	Limited Liability Company	Delaware
PREPARE/ENRICH, LLC	Limited Liability Company	Delware
Thrivent Asset Management, LLC[1]	Investment adviser	Delaware
Thrivent Distributors, LLC	Limited Liability Company	Delaware
White Rose GP I, LLC[2]	General partner	Delaware
White Rose Fund I Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund I Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund I Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP II, LLC[2]	General partner	Delaware
Thrivent White Rose Fund II Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund II Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund II Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP III, LLC[2]	General partner	Delaware
Thrivent White Rose Fund III Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund III Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IV, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IV Mezzanine Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IV Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund IV Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP V, LLC[2]	General partner	Delaware
Thrivent White Rose Fund V Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund V Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VI, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VI Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VI Fund of Funds, L.P.[3]	Private equity fund	Delaware

Thrivent Financial Entities	Primary Business	State of Incorporation
Thrivent White Rose Fund GP VII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VII Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund VII Equity Direct Corporation[3]	Private equity fund	Deleware
Thrivent White Rose Fund VII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP VIII, LLC[2]	General partner	Delaware
Thrivent White Rose Fund VIII Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund VIII Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP IX, LLC[2]	General partner	Delaware
Thrivent White Rose Fund IX Equity Direct, L.P.[3]	Private equity fund	Delaware
White Rose Fund IX Equity Direct Corporation[3]	Private equity fund	Delaware
Thrivent White Rose Fund IX Fund of Funds, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund GP X, LLC[2]	General partner	Delaware
Thrivent White Rose Fund X, Equity Direct, L.P.[3]	Private equity fund	Delaware
Thrivent White Rose Fund X, Fund of Funds, L.P.[3]	Private equity fund	Delaware
Gold Ring Holdings, LLC	Investment subsidiary	Delaware
Twin Bridge Capital Partner, LLC[4]	Managing Member	Delaware
Red Heart Funding, LLC	Limited Liability Company	Delaware

[1]	Thrivent Asset Management, LLC (“TAM”) is a subsidiary of both Thrivent Financial Holdings, Inc., (“TFH”) and Thrivent Life Insurance Company (“TLIC”), both of which are wholly owned subsidiaries of Thrivent Financial. TFH and TLIC own respectively 80% and 20% of TAM’s membership interests.
[2]	Thrivent Financial owns a majority interest in the limited liability company and is also its managing member.
[3]	The Fund is organized for the purpose of holding investments in Thrivent Financial’s general account.
[4]	Thrivent Financial owns 49% of the managing member’s membership interests. Twin Bridge Capital Partners, LLC is the managing member of a general partner of limited partnerships.
[5]	Newman Financial Services, LLC owns a 50% membership interest in NewLife Insurance Agency, LLC.
6
Thrivent Financial Holdings Inc. owns 90% membership interest in cuLearn, LLC.
The subsidiaries of Thrivent Financial are shown above. In addition, Thrivent Series Fund, Inc. is an investment company registered under the Investment Company Act of 1940, offering its shares to the separate accounts identified below; and the shares of the Fund held in connection with certain of the accounts are voted by Thrivent Financial and Thrivent Life Insurance Company in accordance with voting instructions obtained from the persons who own, or are receiving payments under, variable annuity or variable life insurance contracts issued in connection with the separate accounts, or in the same proportions as the shares which are so voted.
1.	Thrivent Variable Life Account I
2.	Thrivent Variable Insurance Account A
3.	Thrivent Variable Annuity Account I
4.	Thrivent Variable Annuity Account II
5.	Thrivent Variable Annuity Account A
6.	Thrivent Variable Annuity Account B
7.	TLIC Variable Insurance Account A
8.	TLIC Variable Insurance Account B
9.	TLIC Variable Annuity Account A
Item 27.    Number of Contract Owners
Number of Contracts as of Contracts not currently offered:
	Non-Qualified	Qualified	Totals
Current Contracts

Item 28.    Indemnification
Section 33 of Depositor’s Bylaws; Article VIII the Fund’s Articles of Incorporation; Section 4.01 of the Fund’s First Amended and Restated Bylaws; and Section Eight of Thrivent Investment Management Inc.’s Articles of Incorporation, contain provisions requiring the indemnification by Depositor, the Funds, and Thrivent Investment Management Inc. of their respective directors, officers and certain other individuals for any liability arising based on their duties as directors, officers or agents of the Depositor, Fund or Thrivent Investment Management Inc., unless, in the case of the Fund, such liability arises due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such office.
Section 8 of the Participation Agreement between Depositor, the Accounts and the Fund contains a provision in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its Officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
In addition, Section XII of the Investment Advisory Agreement between the Fund and Depositor contain provisions in which the Fund and Depositor mutually agree to indemnify and hold the other party (including its officers, agents, and employees) harmless for any and all loss, cost damage and expense, including reasonable attorney’s fees, incurred by the other party arising out of their performance under the Agreement, unless such liability is incurred as a result of the party’s gross negligence, bad faith, or willful misfeasance or reckless disregard of its obligations and duties under the Agreement.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Registrant, pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Depositor, the Fund, or Thrivent Investment Management Inc. of expenses incurred or paid by a director or officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Registrant in connection with the securities being registered, Depositor, the Fund, or Thrivent Investment Management Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 29.    Principal Underwriter
(a) Other activity.    Thrivent Investment Management Inc. is the principal underwriter of the Contracts.
(b) Management.    The directors and principal officers of Thrivent Investment Management Inc. are set out below. Unless otherwise indicated, the principal business address of each person named below is 625 Fourth Avenue South, Minneapolis, MN 55415.
Name and Principal Business Address	Position and Offices with Underwriter
Karen L. Larson	Director and President
Randall L. Boushek	Director
Michael J. Fuehrmeyer 4321 North Ballard Road Appleton, WI 54919	Director and Vice President
Tom Young	Vice President
Michael J. Haglin	Vice President
Nikki L. Sorum	Vice President
Christopher J. Osborne	Vice President, Supervision
David J. Kloster	Vice President
Jennifer J. Glovacki 4321 North Ballard Road Appleton, WI 54919	Vice President

Name and Principal Business Address	Position and Offices with Underwriter
Peter Bado	Secretary and Chief Legal Officer
Andrea C. Golis	Chief Compliance Officer
Kurt S. Tureson	Director Affiliate Finance, CFO and Treasurer
Tracy A. Salwei	Assistant Secretary
Bruce Kornaus 4321 North Ballard Road Appleton, WI 54919	Vice President, Service Operations
Susan Plamann 4321 North Ballard Road Appleton, WI 54919	Vice President, Corporate Administration
(c) Compensation from Registrant.    Not Applicable.
Item 30.    Location of Accounts and Records
The accounts and records of Registrant are located at the offices of Depositor at 625 Fourth Avenue South, Minneapolis, Minnesota 55415 and 4321 North Ballard Road, Appleton, Wisconsin 54919.
Item 31.    Management Services
Not Applicable.
Item 32.    Undertakings
Registrant will file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in this Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted.
Registrant will include either (1) as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.
Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
Registrant understands that the restrictions imposed by Section 403(b)(11) of the Internal Revenue Code conflict with certain sections of the Investment Company Act of 1940 that are applicable to the Contracts. In this regard, Registrant is relying on a no-action letter issued on November 28, 1988 by the Office of Insurance Product and Legal Compliance of the SEC, and the requirements for such reliance have been complied with by Registrant.
Depositor hereby represents that, as to the individual flexible premium variable annuity contracts that are the subject of this registration statement, File Number 333-89488, that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Thrivent Financial.

INDEX TO EXHIBITS
THRIVENT VARIABLE ANNUITY ACCOUNT I
The exhibits below represent only those exhibits which are newly filed with this Registration Statement. See Item 24 of Part C for exhibits not listed below.
EXHIBIT NO.
EX 99.24(b)3(a)	Form of Distribution Agreement with Registered Representatives
EX 99.24(b)4(a)	Specimen of Contract for Variable Annuity
EX 99.24(b)4(b)	Specimen of Maximum Anniversary Death Benefit Rider
EX 99.24(b)4(c)	Amendatory Agreement (Unisex Tables)
EX 99.24(b)4(d)	Amendatory Agreement (Sex Distinct Tables)
EX 99.24(b)5(a)	Contract Application Form
EX 99.24(b)5(b)	New Account Suitability Form
EX 99.24(b)6	Articles of Incorporation and Bylaws of Depositor
EX 99.24(b)9	Opinion of Counsel as to the legality of the securities being registered (including written consent)